SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia de Bebidas das Américas - AmBev

Interim Consolidated Financial Statements as at June 30, 2012

and Report on Review of

Consolidated Interim

Accounting Informaiton

Report on Review of Consolidated Interim

Accounting Information

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas – AmBev

Introduction

We have reviewed the accompanying consolidated interim accounting information of Companhia de Bebidas das Américas – AmBev, included in the Quarterly Information Form ( ITR) for the quarter ended June 30, 2013, comprising the interim consolidated balance sheet at that date and the interim consolidated income statements, interim consolidated statements of comprehensive income for the quarter and six-month periods then ended, and the interim consolidated statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this consolidated interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34, applicable to the preparation of the consolidated interim accounting information.

Other matters

Statement of value added

We have also reviewed the interim consolidated value added statements for the six-month period ended June 30, 2013, considered to be supplementary information under IFRS which does not require the presentation of the statement of value added. This statement has been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the consolidated interim accounting information taken as a whole.

São Paulo, July 30, 2013.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Eduardo Rogatto Luque

Contador CRC 1SP166259/O-4

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As of June 30, 2013 and December 31, 2012

(Expressed in thousands of Brazilian Reais)

Assets	Note	06/30/2013	12/31/2012

Current assets
Cash and cash equivalents		4,435,765	8,926,165
Investment securities	4	486,133	476,607
Trade and other receivables		4,256,192	4,268,221
Inventories	5	2,726,250	2,466,341
Taxes receivable		109,998	114,502
Assets held for sale		-	4,086
		12,014,338	16,255,922

Non-current assets
Investment securities	4	246,662	249,379
Trade and other receivables		1,930,007	1,855,013
Deferred tax assets	6	1,913,318	1,418,515
Taxes receivable		10,843	12,316
Employee benefits		25,480	25,480
Investments in associates		18,117	24,012
Property, plant and equipment	7	11,717,979	11,412,280
Intangible assets		3,139,819	2,935,396
Goodwill	8	19,966,183	19,971,456
		38,968,408	37,903,847

Total assets		50,982,746	54,159,769

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As of June 30, 2013 and December 31, 2012

 (Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	06/30/2013	12/31/2012

Current liabilities
Trade and other payables		8,282,429	13,570,776
Interest-bearing loans and borrowings	9	897,002	837,772
Bank overdrafts		-	123
Income tax and social contribution payable		736,860	972,556
Provisions	10	140,022	137,452
		10,056,313	15,518,679

Non-current liabilities
Trade and other payables		3,280,231	3,063,989
Interest-bearing loans and borrowings	9	2,111,693	2,305,957
Deferred tax liabilities	6	1,138,266	1,048,343
Provisions	10	458,387	518,076
Employee benefits		1,834,645	1,780,908
		8,823,222	8,717,273

Total liabilities		18,879,535	24,235,952

Equity	11
Share capital		12,742,017	12,187,349
Reserves		14,534,961	16,676,395
Retained earnings		3,711,327	-
Equity attributable to equity holders of Ambev		30,988,305	28,863,744

Non-controlling interests		1,114,906	1,060,073

Total equity and liabilities		50,982,746	54,159,769

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

For the six and three-month period ended June 30, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Net sales	13	15,275,939	14,061,117	7,503,133	6,825,403
Cost of sales		(5,215,093)	(4,612,360)	(2,592,270)	(2,299,979)
Gross profit		10,060,846	9,448,757	4,910,863	4,525,424

Sales and marketing expenses		(4,073,523)	(3,553,091)	(2,084,616)	(1,804,658)
Administrative expenses		(748,180)	(674,139)	(396,440)	(356,893)
Other operating income/(expenses)	14	608,257	308,477	294,759	169,292
Income from operations before special items		5,847,400	5,530,004	2,724,566	2,533,165

Special items		(6,245)	(26,774)	(5,269)	(26,774)
Income from operations		5,841,155	5,503,230	2,719,297	2,506,391

Finance cost	16	(795,430)	(600,156)	(398,024)	(309,573)
Finance income	16	286,584	331,689	129,865	123,744
Net finance cost		(508,846)	(268,467)	(268,159)	(185,829)

Share of results of associates		1,785	59	97	(301)
Income before income tax		5,334,094	5,234,822	2,451,235	2,320,261

Income tax expense	17	(1,034,313)	(971,261)	(527,947)	(391,206)
Net income		4,299,781	4,263,561	1,923,288	1,929,055

Attributable to:
Equity holders of Ambev		4,225,971	4,218,112	1,882,440	1,903,839
Non-controlling interests		73,810	45,449	40,848	25,216

Basic earnings per share – preferred		1.42	1.43	0.63	0.64
Diluted earnings per share– preferred		1.42	1.42	0.63	0.64
Basic earnings per share – common		1.29	1.30	0.58	0.58
Diluted earnings per share– common		1.29	1.29	0.57	0.58

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the six and three-month period ended June 30, 2013 and 2012

(Expressed in thousands of Brazilian Reais)

	Six-month period ended:		Three-month year ended:
	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Net income	4,299,781	4,263,561	1,923,288	1,929,055

Exchange differences on translation of foreign operations (gains/ (losses))	175,474	542,052	350,539	596,778
Actuarial gains and (losses)	7,326	(46,181)	6,528	(28,565)
Gains/losses of non-controlling interest´s share	-	866,606	-	866,606
Put option of a subsidiary interest	-	(1,958,262)	-	(1,958,262)
Change in adjustment international standards	-	60,718	-	-
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	65,948	364,087	215,765	348,993
Removed from Equity and included in profit or loss	(72,945)	(211,541)	(20,535)	(121,927)
Deferred income tax variance in Equity and other changes	(2,302)	(85,570)	(60,340)	(122,840)
Total cash flow hedges	(9,299)	66,976	134,890	104,226
Net income (loss) recognized directly in Equity	173,501	(468,091)	491,957	(419,217)

Total comprehensive income	4,473,282	3,795,470	2,415,245	1,509,838

Attributable to:
Equity holders of Ambev	4,366,709	2,877,001	2,308,528	638,813
Non-controlling interest	106,573	918,469	106,717	871,025

The accompanying notes are an integral part of the interim consolidated financial statements.

 Interim Consolidated Statements of Changes in Equity

 (Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev

	Capital	Capital reserves	Net income reserve	Retained earnings	Comprehensive Income	Total	Non-controlling interest	Total equity
At January 1, 2013	12,187,349	4,768,925	13,254,995	-	(1,347,525)	28,863,744	1,060,073	29,923,817
Effects of changes in accounting standards	-	-	-	(253,516)	253,516	-	-	-
At January 1, 2013 adjusted	12,187,349	4,768,925	13,254,995	(253,516)	(1,094,009)	28,863,744	1,060,073	29,923,817

Net income	-	-	-	4,225,971	-	4,225,971	73,810	4,299,781
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	144,283	144,283	31,191	175,474
Cash flow hedges - gains / (losses)	-	-	-	-	(10,855)	(10,855)	1,556	(9,299)
Actuarial gain / (losses)	-	-	-	-	7,310	7,310	16	7,326
Total Comprehensive income	-	-	-	4,225,971	140,738	4,366,709	106,573	4,473,282
Shares issued	554,668	(373,404)	-	-	-	181,264	-	181,264
Put option to acquire interest in a subsidiary	-	1,980,887	-	-	(2,024,066)	(43,179)	-	(43,179)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(311,822)	(311,822)	-	(311,822)
Dividends	-	-	(1,854,010)	-	-	(1,854,010)	(51,740)	(1,905,750)
Interest on shareholder's equity	-	-	-	(261,128)	-	(261,128)	-	(261,128)
Share-based payment	-	74,190	-	-	-	74,190	-	74,190
Treasury shares	-	(27,463)	-	-	-	(27,463)	-	(27,463)
At June 30, 2013	12,742,017	6,423,135	11,400,985	3,711,327	(3,289,159)	30,988,305	1,114,906	32,103,211

	Attributable to equity holders of Ambev

	Capital	Capital reserves	Net income reserve	Retained earnings	Comprehensive Income	Total	Non-controlling interest	Total equity
At January 1, 2012	8,303,936	7,030,058	12,581,184	-	(2,303,858)	25,611,320	217,525	25,828,845

Net income	-	-	-	4,218,112	-	4,218,112	45,449	4,263,561
Other comprehensive income
Change in adjustment international standards	-	-	-	-	60,718	60,718	-	60,718
Translation reserves - gains / (losses)	-	-	-	-	371,392	371,392	170,660	542,052
Cash flow hedges - gains / (losses)	-	-	-	-	67,407	67,407	(431)	66,976
Gains/(losses) of non-controlling interest´s share	-	-	-	-	163,919	163,918	702,688	866,606
Put option to acquire interest in a subsidiary	-	-	-	-	(1,958,262)	(1,958,262)	-	(1,958,262)
Actuarial gain / (losses)	-	-	-	-	(46,284)	(46,284)	103	(46,181)
Total Comprehensive income	-	-	-	4,218,112	(1,341,111)	2,877,001	918,469	3,795,470
Shares issued	3,439,122	(122,491)	(3,290,295)	-	-	26,336	-	26,336
Dividends	-	-	(681,355)	(177,681)	-	(859,036)	(30,670)	(889,706)
Share-based payment	-	54,032	-	-	-	54,032	-	54,032
Treasury shares	-	(20,230)	-	-	-	(20,230)	-	(20,230)
Others	-	-	-	14,757	-	14,757	-	14,757
At June 30, 2012	11,743,058	6,941,369	8,609,534	3,078,986	(3,644,969)	26,727,978	1,105,324	27,833,302

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the six and three-month period ended  June 30, 2013 and 2012

 (Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Net income		4,299,781	4,263,561	1,923,288	1,929,055
Depreciation, amortization and impairment		969,481	806,998	493,331	427,873
Impairment losses on receivables and inventories		72,653	68,484	32,306	35,848
Additions/(reversals) in provisions and employee benefits		74,378	105,933	25,799	58,184
Net finance cost	16	508,846	268,467	268,159	185,829
Loss/(gain) on sale of property, plant and equipment and intangible assets		(2,569)	3,578	(7,203)	873
Loss/(gain) on assets held for sale		-	3,676	-	3,251
Equity-settled share-based payment expense	18	80,763	63,162	37,837	30,033
Income tax expense	17	1,034,313	971,261	527,947	391,206
Share of result of associates		(1,785)	(59)	(97)	301
Other non-cash items included in results		(74,227)	(108,567)	(24,640)	(51,595)
Cash flow from operating activities before changes in working capital and use of provisions		6,961,634	6,446,494	3,276,727	3,010,858

Decrease/(increase) in trade and other receivables		(58,566)	161,097	(243,257)	196,765
Decrease/(increase) in inventories		(289,047)	(254,640)	164,972	(83,732)
Increase/(decrease) in trade and other payables		(2,313,640)	(2,345,780)	(627,813)	(374,903)
Cash generated from operations		4,300,381	4,007,171	2,570,629	2,748,988

Interest paid		(161,203)	(132,866)	(10,732)	(73,593)
Interest received		186,675	348,253	(27,821)	150,771
Income tax paid		(1,897,653)	(918,665)	(836,133)	(229,376)
Cash flow from operating activities		2,428,200	3,303,893	1,695,943	2,596,790

Proceeds from sale of property, plant and equipment and intangible assets	7	27,189	11,833	19,776	3,676
Acquisition of property, plant and equipment and intangible assets	7	(1,300,095)	(993,774)	(756,441)	(628,161)
Acquisition of subsidiaries, net of cash acquired		(169,436)	(2,453,302)	(106,806)	(2,453,302)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(35,000)	(43,787)	(113,758)	1,226,756
Net proceeds/(acquisition) of other assets		(1)	(12,970)	-	(6,833)
Cash flow from investing activities		(1,477,343)	(3,492,000)	(957,229)	(1,857,864)

Capital increase	11	160,344	26,336	4,035	20,391
Advances for future capital increase		-	170,485	-	170,485
Proceeds/repurchase of treasury shares		(8,920)	(20,230)	(7,407)	(20,033)
Proceeds from borrowings		284,295	649,290	275,099	(57,466)
Repayment of borrowings		(649,850)	(1,318,675)	(343,534)	(335,795)
Cash net of finance costs other than interests		(260,546)	(143,270)	(52,345)	(160,191)
Payment of finance lease liabilities		(757)	(4,106)	(386)	(3,077)
Dividends (paid) / received		(4,976,017)	(2,531,260)	13,154	(2,465,758)
Cash flow from financing activities		(5,451,451)	(3,171,430)	(111,384)	(2,851,444)

Net increase/(decrease) in cash and cash equivalents		(4,500,594)	(3,359,537)	627,330	(2,112,518)
Cash and cash equivalents less bank overdrafts at begin of period		8,926,042	8,063,935	3,665,299	6,706,551
Effect of exchange rate fluctuations		10,317	185,804	143,136	296,169
Cash and cash equivalents less bank overdrafts at end of period		4,435,765	4,890,202	4,435,765	4,890,202

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Value Added Statements

Six-month period ended June 30, 2013 and 2012

 (Expressed in thousands of Brazilian Reais)

	Six-month period ended:
	06/30/2013	06/30/2012

Revenues	24,052,059	22,130,615
Sale of goods, products and services	23,777,651	21,972,979
Other operating income	301,268	209,601
Allowance for/reversal of doubful accounts	(26,860)	(51,965)
Input acquired from third parties	(8,798,433)	(7,712,855)
Costs of products, goods and services sold	(5,663,620)	(5,192,333)
Materials - energy - third party services - others	(3,103,004)	(2,489,417)
(Loss)/recovery of assets	(31,809)	(31,105)
Gross added value	15,253,626	14,417,760
Retention	(937,668)	(775,890)
Depreciation and amortization	(937,668)	(775,890)
Net added value produced	14,315,958	13,641,870
Value added received in transfer	208,417	250,549
Share of results of associates	1,785	59
Finance income	286,584	331,689
Others	(79,952)	(81,199)
Total added value to be distribute	14,524,375	13,892,419
Distribution of value added	14,524,375	13,892,419
Employees	1,420,213	1,429,904
Direct remuneration	1,130,659	1,140,752
Benefits	112,415	111,582
Government severance indemnity fund for employees	37,807	33,692
Others	139,332	143,878
Taxes, fees and contribution	7,973,358	7,550,030
Federal	4,229,715	3,276,911
State	3,734,995	4,264,238
Municipal	8,648	8,881
Remuneration of third party capital	831,023	648,924
Interest	742,461	564,531
Rent	88,562	84,393
Remuneration of own capital	4,299,781	4,263,561
Interest on shareholder's equity	261,128	976,309
Dividends	-	162,758
Retained earnings/losses for the period	3,964,843	3,079,045
Non-controlling interest	73,810	45,449

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Investment securities
5.	Inventories
6.	Deferred income tax and social contribution
7.	Property, plant and equipment
8.	Goodwill
9.	Interest-bearing loans and borrowings
10.	Provisions
11.	Changes in equity
12.	Segment reporting
13.	Net Sales
14.	Other operating income/(expenses)
15.	Special items
16.	Finance cost and income
17.	Income tax and social contribution
18.	Share-based payments
19.	Financial instruments and risks
20.	Collateral and contractual commitments, advances from customers and other
21.	Contingencies
22.	Related parties
23.	Events after the balance sheet date

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - AmBev (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil; produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. The Company produces and distributes Stella Artois products under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA Bolsa de Valores S.A., Mercadorias e Futuros and on the New York Stock Exchange – NYSE, the latter in the form of American Depositary Receipts (“ADRs”).

Major corporate events in 2013:

In January 2013 the subsidiary CRBS S.A. (“CRBS”) acquired all the shares of Bemais Distribuidora de Bebidas Ltda., Laguna Distribuidora de Bebidas Ltda., Casa Pinto Ltda. and Poços Beer Distribuidora de Bebidas Ltda, located in the south of the state of Minas Gerais. The total amount paid for these companies was R$96,100 which generated goodwill of R$90,754. The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

The Company announced to the market on December 7, 2012 its proposed corporate restructuring to transition the Company’s current dual stock capital structure (common shares and preferred shares) to a new, single stock capital structure comprised exclusively of voting Common shares. Ambev S.A. will hold all shares of Ambev (the “Stock Swap Merger”).

On May 10, 2013, the Fiscal Council approved the proposal of the Board of Directors and recommended that the corporate restructuring proposal be submitted for approval at the Extraordinary General Meeting (“EGM”).

On June 17, 2013, as a preliminary step to the corporate restructuring, the parent company AB InBev contributed, through its subsidiaries AmBrew S.A. (“AmBrew”) and Interbrew International BV (“IIBV”), all shares of Ambev to Ambev S.A. (“Contribution Shares”).

On June 28, 2013 Ambev announced that the EGM to be held on July 30, 2013 (Note 23 - Events after the balance sheet date), would submit the Stock Swap Merger for approval under the terms disclosed whereby each Common and Preferred shares of Ambev, not owned by Ambev S.A. will be exchanged for five new Common shares of Ambev S.A.

Major corporate events between January and June of 2012:

On April 13, 2012 the Company and E. León Jimenes S.A. (“ELJ”), which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into an agreement to combine their businesses in the Caribbean area.

Upon closing of the transaction, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of the Company, became indirectly a shareholder, together with ELJ, of Tenedora CND S.A., a holding company which own the shares of CND and 100% of Ambev Dominicana S.A. (“Ambev Dominicana”), with Ambev Brasil owning an indirect interest in CND.

In March 2012, the subsidiary CRBS S.A. acquired Lugano Distribuidora de Bebidas Ltda. (formerly Lambert & Cia. Ltda.), located in the south of Brazil.

In January 2012, in connection with the operational and corporate restructuring of the Ambev Group , the following events occurred: (i) capital contribution with the distribution assets of Ambev in its subsidiary CRBS and (ii) the merger of Morena Distribuidora de Bebidas S.A. by CRBS.

In January 2012, Arosuco Aromas e Sucos Ltda. (“Arosuco”), which is responsible mainly for the production of concentrates needed in the production of soft drinks, teas and sports drinks, acquired all the shares of Lachaise Aromas e Participações Ltda. (“Lachaise”), whose main corporate purpose is the production of flavorings used in the production of concentrates, thus reducing the need for the Ambev Group to acquire the component from third parties. With the objective of streamlining and simplifying the corporate structure of the Ambev Group, Lachaise was merged into Arosuco.

The interim consolidated financial statements were approved by the Board of Directors on July 30, 2013.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with international financial reporting standards (“IFRS”) for the year ended December 31, 2012. To avoid duplication of disclosures which are included in the annual financial statements, the following notes have been omitted:

(a) Summary of significant accounting policies (Note 3);

(b) Acquisition and disposals of subsidiaries (Note 5);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade and other receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Interest-bearing loans and borrowings (Note 22);

(i) Employee benefits (Note 23);

(j) Trade and other payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30);

(m) Group Companies (Note 32);

(n) Insurance (Note 33).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies for the interim financial statements as of June 30, 2013, in the calculation methods used in relation to those presented in the financial statements for the year ended December 31, 2012, except for the prospective change in the functional currency of certain non-significant malting operation, in accordance with paragraph 35 of IAS 21 – The Effects of Changes in Foreign Exchange Rates, and for the items described below.

 Recently issued IFRS

IFRSs with effective application for annual periods beginning on January 1, 2013:

IFRS 10 Consolidated Financial Statements:

Provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements:

 Replaces the current proportionate consolidation method by the equity method in joint arrangements.

IFRS 12 Disclosure of Interests in Other Entities:

Combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement:

It does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments, due to the revision, that caused the most significant impacts in the Company’s financial statements include:

  Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

  Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized when the Company recognizes related restructuring or termination costs.

IAS 19 (Revised 2011) is effective for annual periods beginning on January 1, 2013 and requires retrospective application. Accordingly, the amounts presented in the consolidated financial statements for the year ended December 31, 2012 are restated below in accordance with IAS 19 (Revised 2011), for comparison purposes.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest on net defined benefit liabilities. As a consequence, the Company has determined that, upon initial application of IAS 19 (Revised 2011), the net interest component would be presented as part of the Company’s net finance cost. This change in presentation is consistent with IAS 1, which permits entities to provide disaggregated information in the performance statements.

Had IAS 19 (Revised 2011) been adopted in 2012, the adjusted total pre-tax pension expense would have been 139,489 higher than previously reported. The impact is mainly caused by the change in the calculation of returns on assets afore mentioned. Accordingly, if the Company had presented net interest on net defined benefit liabilities separately from net finance cost, income from operations before special items would be lower by R$57,480, and net finance costs would be higher by R$82,009.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Interim Consolidated Income Statements

For the six-month period and the year ended June 30, 2012 and December 31, 2012, respectively

(Expressed in thousands of Brazilian Reais)

	06/30/2012	06/30/2012	12/31/2012	12/31/2012
	Adjusted	Reported	Adjusted	Reported

Net sales	14,061,117	14,061,117	32,231,027	32,231,027
Cost of sales	(4,612,360)	(4,613,137)	(10,289,748)	(10,291,518)
Gross profit	9,448,757	9,447,980	21,941,279	21,939,509

Sales and marketing expenses	(3,553,091)	(3,550,916)	(7,346,589)	(7,346,589)
Administrative expenses	(674,139)	(646,618)	(1,605,785)	(1,546,535)
Other operating income/(expenses)	308,477	308,477	863,991	863,991
Income from operations before special items	5,530,004	5,558,923	13,852,896	13,910,376

Special items	(26,774)	(26,774)	(50,378)	(50,378)
Income from operations	5,503,230	5,532,149	13,802,518	13,859,998

Finance cost	(600,156)	(560,005)	(1,556,440)	(1,474,431)
Finance income	331,689	331,689	661,617	661,617
Net finance cost	(268,467)	(228,316)	(894,823)	(812,814)

Share of results of associates	59	59	481	481
Income before income tax	5,234,822	5,303,892	12,908,176	13,047,665

Income tax expense	(971,261)	(979,613)	(2,388,089)	(2,405,110)
Net income	4,263,561	4,324,279	10,520,087	10,642,555

Attributable to:
Equity holders of Ambev	4,218,112	4,278,830	10,385,598	10,508,066
Non-controlling interests	45,449	45,449	134,489	134,489

Interim Consolidated Balance Sheets

As of December 31, 2012

There was no impact on Equity and Non-Current liabilities.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on Ambev’s consolidated financial statements upon initial application.

Other Standards, Interpretations and Amendments to Standards

The additional mandatory amendments with effective application for the financial year beginning  on January 1, 2013 have not been listed because of either their non-applicability to or their immateriality to the Company.

4. INVESTMENT SECURITIES

	06/30/2013	12/31/2012
Current investments
Financial asset at fair value through profit or loss-held for trading	486,133	291,183
Equity securities available-for-sale	-	185,424
	486,133	476,607

Non-current investments
Equity securities available-for-sale	172,004	187,943
Debt held-to-maturity	74,658	61,436
	246,662	249,379

Financial assets at fair value through profit or loss - held for trading

In general, investments in debt securities with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations of the Company.

Financial assets at fair value through profit or loss are presented in Investments activities as part of changes in working capital in the Cash flow statement. Changes in fair values of financial assets at fair value through profit or loss are recorded as net finance cost in the income statement (Note 16 - Finance cost and income).

Equity securities available-for-sale

Equity securities of R$172,004 (R$187,943 at December 31, 2012), classified as available-for-sale (non-current assets) in the  financial statements as of June 30, 2013, refers to the operation on October 20, 2010 pursuant to which Ambev and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, whereupon Cervecería Regional assumed an 85% interest and Ambev the remaining 15%, which was recorded at fair value on the purchase date and adjusted by exchange variation, net of reductions in the recoverable amount of the asset. As of June 30, the Company recorded in the income statement an impairment charge of R$29,070 against this investment, mainly as a result of the currency devaluation, registered as other financial cost (Note 16 - Finance cost and income).

5. INVENTORIES

	06/30/2013	12/31/2012

Finished goods	1,047,559	697,966
Work in progress	240,246	204,455
Raw material	1,082,394	1,195,153
Consumables	41,327	59,470
Spare parts and other	213,782	248,660
Prepayments	128,101	88,346
Impairment losses	(27,159)	(27,709)
	2,726,250	2,466,341

Losses on inventories recognized in the income statement amounted to R$45,793 as of June 30, 2013 (R$43,280 in June 30, 2012).

6. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The current tax rates in Brazil, used for deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, the rates used, including the rates applicable to distribution of dividend, are as follows:

HILA-ex (Guatemala and Dominican Republic)	from 23% to 31%
Latin America - South	from 14% to 35%
Canada Operational	26%

The deferred taxes by type of temporary difference is detailed as follows:

	06/30/2013			12/31/2012
	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	50,308	-	50,308	37,733	-	37,733
Derivatives	374,688	(5,312)	369,376	294,775	(171)	294,604
Inventories	120,300	(5,390)	114,910	115,053	(609)	114,444
Loss carryforwards	538,548	-	538,548	332,633	-	332,633
Tax credits for corporate restructuring	54,306	-	54,306	229,807	-	229,807
Employee benefits	499,723	(479)	499,244	523,724	-	523,724
Property, plant and equipment	25,546	(344,660)	(319,114)	27,647	(288,249)	(260,602)
Intangible assets	5,924	(620,141)	(614,217)	5,753	(610,295)	(604,542)
Goodwill	29,200	-	29,200	29,200	-	29,200
Trade and other payables	-	(515,547)	(515,547)	-	(413,921)	(413,921)
Interest-bearing loans and borrowings	120,809	-	120,809	120,068	(4,419)	115,649
Provisions	266,137	(9,162)	256,975	287,908	(6,103)	281,805
Partnership profit	-	(14,738)	(14,738)	-	(291,165)	(291,165)
Other items	204,992	-	204,992	-	(19,197)	(19,197)
Gross deferred tax assets / (liabilities)	2,290,481	(1,515,429)	775,052	2,004,301	(1,634,129)	370,172
Netting by taxable entity	(377,163)	377,163	-	(585,786)	585,786	-
Net deferred tax assets / (liabilities)	1,913,318	(1,138,266)	775,052	1,418,515	(1,048,343)	370,172

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and jurisdiction and are expected to be realized in the same period.

Tax losses and negative basis of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At June 30, 2013 the deferred tax assets related to consolidated tax losses has an expected utilization as follows:

	06/30/2013	12/31/2012
2013	262,802	31,090
2014	61,697	79,858
2015	50,458	48,064
Beyond 2016 (i)	163,591	173,621
	538,548	332,633

(i) There is no expected realization that exceed the period of 10 years.

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as Management is unable to conclude with a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to approximately R$910,000 at June 30, 2013 (R$1.1 billion at December 31, 2012). The total unrecognized deferred tax assets related to tax losses carried forward for these subsidiaries amount to R$230,063 at June 30, 2013 (R$331,151 at December 31, 2012) and the expiry term is on average five years.

The change in net deferred taxes recorded in the consolidated statement of financial position is detailed as follows:

Balance at December 31, 2012	370,172
Recognized in Income statement	(1,034,313)
Recognized in Equity	1,439,193
Balance at June 30, 2013	775,052

7. PROPERTY, PLANT AND EQUIPMENT

	06/30/2013					12/31/2012
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	4,488,978	14,139,613	2,825,966	1,601,521	23,056,078	19,818,381
Effect of movements in foreign exchange	45,834	153,451	20,541	3,239	223,065	582,016
Acquisitions through business combinations	-	-	-	2,590	2,590	721,862
Acquisitions	4,574	118,595	19,266	1,044,693	1,187,128	2,971,471
Disposals	(4,925)	(204,833)	(213,902)	-	(423,660)	(941,721)
Transfer to other asset categories	325,265	800,546	148,867	(1,297,982)	(23,304)	(97,831)
Others	252	495	(570)	-	177	1,900
Balance at end	4,859,978	15,007,867	2,800,168	1,354,061	24,022,074	23,056,078

Depreciation and Impairment
Balance at end of previous year	(1,489,346)	(8,169,640)	(1,984,812)	-	(11,643,798)	(10,553,171)
Effect of movements in foreign exchange	(13,934)	(100,992)	(13,689)	-	(128,615)	(378,608)
Depreciation	(73,376)	(617,998)	(159,298)	-	(850,672)	(1,560,812)
Impairment losses	-	(31,806)	-	-	(31,806)	(56,443)
Disposals	4,686	172,692	211,575	-	388,953	855,779
Transfer to other asset categories	(7,536)	(36,292)	4,819	-	(39,009)	46,144
Others	-	902	(50)	-	852	3,313
Balance at end	(1,579,506)	(8,783,134)	(1,941,455)	-	(12,304,095)	(11,643,798)
Carrying amount:
December 31, 2012	2,999,632	5,969,973	841,154	1,601,521	11,412,280	11,412,280
June 30, 2013	3,280,472	6,224,733	858,713	1,354,061	11,717,979

Acquisitions in the period refer substantially to modernization, refurbishment, extension of production lines and construction of new plants in order to increase capacity.

Capitalized interest on loans, which is directly attributable to the acquisition and construction of qualifying assets, is mainly recognized on investments in Brazil. The interest capitalization average rate used in 2013 was 6.36% per year.

The Company leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$21,812 as of June 30, 2013 (R$47,772 as of December 31, 2012).

Contractual commitments to purchase property, plant and equipment amounted to R$199,090 as of June 30, 2013 (R$212,668 as of December 31, 2012).

8. GOODWILL

	06/30/2013	12/31/2012

Balance at the end of previous period	19,971,456	17,454,019
Movements in the period	(5,273)	2,517,437	(i)
Balance at the end of period	19,966,183	19,971,456

(i) In 2012, the change refers mainly to the acquisition of CND as already presented in the annual financial statement.

The carrying amount of goodwill was allocated to the different cash generating units as follows:

	Functional Currency	06/30/2013	12/31/2012
LAN:
Brazil	BRL	685,093	594,262
Ecuador	USD	770	770
Dominican Republic	DOP	2,337,295	2,484,679
Peru	PEN	44,468	44,479

LAS:
Argentina	ARS	1,221,852	1,227,366
Bolivia	BOB	437,850	403,839
Paraguay	PYG	351,495	342,207
Uruguay	UYU	86,299	83,917

NA:
Canada Holding	BRL (i)	14,414,448	14,414,448
Canada Operational	CAD	386,613	375,489
		19,966,183	19,971,456

(i) For acquisitions occurred prior to January 1, 2005, the goodwill was recorded in accordance with the accounting practices adopted in Brazil at that time.

Annual impairment testing

The cash-generating unit to which the goodwill based on expected future profitability was allocated, is tested annually for impairment, or whenever there is an indication that the cash-generating unit is undervalued, comparing its carrying amount (including goodwill based on expected futures profitability) with the recoverable amount of the unit. As of June 30, 2013 the Company had not observed any indication that a cash-generating unit could be undervalued. The impairment test will be performed during the last quarter of the current year.

9. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about contractual information on the position of loans and financing of the Company. Note 19 - Financial instruments and risks discloses additional information with respect to exposure risks of interest rate and currency.

	06/30/2013	12/31/2012

Current liabilities
Secured bank loans	63,713	65,170
Unsecured bank loans	808,900	753,819
Other unsecured loans	23,320	17,200
Financial leasing	1,069	1,583
	897,002	837,772

Non-current liabilities
Secured bank loans	183,546	243,833
Unsecured bank loans	1,365,505	1,462,331
Debentures and unsecured bond issues	410,141	429,745
Other unsecured loans	132,757	151,493
Financial leasing	19,744	18,555
	2,111,693	2,305,957

Contract clauses (covenants)

During the period there were no significant changes in contract clauses of loans and borrowings contracted by the Company.

As of June 30, 2013 the Company was in compliance with all its contractual obligations for its loans and financings.

10. PROVISIONS

	Balance as of December 31, 2012	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of June 30, 2013

Restructuring
Non-current restructuring	4,382	130	-	(3,581)	931

Contingencies
Civil	30,531	(799)	9,837	(10,450)	29,119
Taxes on sales	183,643	-	49,779	(93,666)	139,756
Income tax	150,868	728	3,155	(6,178)	148,573
Labor	180,133	271	114,694	(122,525)	172,573
Others	105,971	2,788	8,519	(9,821)	107,457
Total	651,146	2,988	185,984	(242,640)	597,478

Total provisions	655,528	3,118	185,984	(246,221)	598,409

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restructuring	931	839	92	-	-

Contingencies
Civil	29,119	7,182	6,884	14,027	1,026
Taxes on sales	139,756	41,449	30,850	62,858	4,599
Income tax	148,573	29,103	37,491	76,390	5,589
Labor	172,573	48,935	38,799	79,055	5,784
Others	107,457	12,514	29,794	60,707	4,442
Total	597,478	139,183	143,818	293,037	21,440

Total provisions	598,409	140,022	143,910	293,037	21,440

The expected settlement was based on management´s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS (Taxes on sales)

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes as of June 30, 2013 are R$139,756 (R$183,643 as of December 31, 2012).

Labor

The Company and its subsidiaries are involved in 4,240 thousand labor proceedings, with probable likelihood of loss, with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies as of June 30, 2013 was R$172,573 (R$180,133 as of December 31, 2012).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors mainly in Brazil, which are mainly claiming damages resulting from the termination of their contracts.

The lawsuits with possible likelihood of loss are disclosed in Note 21.

11. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			06/30/2013	12/31/2012

	Preferred	Common	Total	Total
At the end of the previous year	1,372,093	1,755,466	3,127,559	3,117,797
Changes during the year	2,858	2,520	5,378	9,762
	1,374,951	1,757,986	3,132,937	3,127,559

Treasury shares
(in thousand of shares)			06/30/2013	12/31/2012
	Preferred	Common	Total	Total
At the end of the previous year	166	484	650	608
Changes during the year	(4)	4	-	42
	162	488	650	650

Our Common shares grant the right to vote at shareholder meetings. Our Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. As determined by its By-laws, the Company is required to distribute to its shareholders, as a mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 35% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Changes in equity during the period of 2013:

The Board of Directors meeting held on May 10, 2013 approved, within the limit of the authorized capital of the Company in accordance with article 9 of its By-laws, as well as article 168 of Law No. 6,404/76, as amended, a capital increase of R$11,484, upon issuance of 511 thousand Preferred shares without preemptive rights, pursuant to paragraph 3 of article 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan applicable.

The Board of Directors meeting held on March 27, 2013 approved, within the limit of the authorized capital of the Company in accordance with article 9 of its By-laws, as well as article 168 of Law No. 6,404/76, as amended, a capital increase of R$25,613, upon issuance of 377 thousand Preferred shares without preemptive rights, pursuant to paragraph 3 of article 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan applicable.

Thus, after verification of the subscription and payment by the shareholders of the Company of 2,520 thousand new Common shares and 1,970 thousand Preferred shares were issued as deliberated by the Board of Directors at a meeting held on January 31 and February 1, 2013, increasing capital by R$410,101, of which R$250,764 refers to the capitalization of 70% of the tax benefit earned by the Company upon the partial amortization of the special reserve of goodwill in fiscal year 2012, which was proposed in the Board of Directors held on January 31 and February 1, 2013.

The Board of Directors meeting held on January 31 and February 1, 2013, approved a capital increase of R$107,470, corresponding to the capitalization of 30% of the tax benefit earned by the Company upon the partial amortization of the special reserve of goodwill in fiscal year 2012, without issuing new shares.

After the changes described above, the Company's capital stock was R$12,742,017 as of June 30, 2013, divided into 3,132,937 thousand shares, consisting of 1,757,986 thousand Common shares and 1,374,951 thousand Preferred shares.

Changes in equity during the period of 2012:

The Board of Directors at a meeting held on May 30, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase of R$20,391, upon issuance of 1,034 thousand new Preferred shares, with an average issuance price of R$ 19,71 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan applicable. Thus, the Company’s capital stock increased from R$ 11,722,667 to R$ 11,743,057, divided into 3,119,162 shares, of which 1,751,135 are Common shares and 1,368,027 are Preferred shares, without par value.

The Extraordinary General Meeting held on April 27, 2012, approved the following destinations to the Company’s capital stock:

i)  Capital increase of R$110,964, without issuance of new shares, corresponding to the capitalization of 30% of the tax benefit earned by the Company upon the partial amortization of the Special reserve of goodwill in fiscal year 2011.

ii) Capital increase of R$3,290,295, without issuance of new shares, through the partial capitalization of the Investments Reserve balance on the Equity of the Company.

The same Extraordinary General Meeting held on April 27, 2012 approved a capital increase of a minimum amount of R$258,918 and maximum of R$432,285 through the issuance of: (a) at least 3,157 thousand and a maximum of 4,264 thousand Common shares, without par value, (b) at least 1,506 thousand and a maximum of 3,328 thousand Preferred shares without par value, still subject to approval. After the expiry date for exercising the subscription rights by the shareholders, the Board of Directors will allocate any surplus and, as appropriate, fully or partially approve this capital increase, as it reaches the value minimum threshold.

The Board of Directors at a meeting held on March 22, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law No. 6,404/76, as amended, a capital increase of R$17,472, upon issuance of 330 thousand new Preferred shares, without preemptive rights, pursuant to paragraph 3 of article 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan currently in force, fully subscribed by the beneficiaries of the options granted in connection with the Company’s Stock Option Program for 2012. Thus, the Company’s capital stock increased from R$8,303,936 to R$8,321,408, divided into 3,118,128 shares, of which 1,751,135 are Common shares and 1,366,992 are Preferred shares, without par value.

(b) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, without need of  by-law amendment, upon the Board of Directors’ resolution, which may resolve on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible and, when distributed, may be considered part of the mandatory dividends.

Events during the period of 2013:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/25/2013	Dividends	03/28/2013	Common	0.5680	996,830	(i)
Board of Directors Meeting	02/25/2013	Dividends	03/28/2013	Preferred	0.6248	857,180	(i)
						1,854,010

Board of Directors Meeting	02/25/2013	Interest on shareholder's equity	03/28/2013	Common	0.0800	140,398
Board of Directors Meeting	02/25/2013	Interest on shareholder's equity	03/28/2013	Preferred	0.0880	120,730
						261,128

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in fiscal year of 2012.

Events during the period of 2012:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Common	0.6000	1,050,375	(i)
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Preferred	0.6600	901,928	(i)
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Common	0.2140	374,634
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Preferred	0.2354	321,689
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Common	0.0500	87,532
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Preferred	0.0550	75,226
						2,811,384

Board of Directors Meeting	02/17/2012	Interest on shareholder's equity	04/10/2012	Common	0.1800	315,113
Board of Directors Meeting	02/17/2012	Interest on shareholder's equity	04/10/2012	Preferred	0.1980	270,578
Board of Directors Meeting	05/30/2012	Interest on shareholder's equity	07/27/2012	Common	0.1200	210,077
Board of Directors Meeting	05/30/2012	Interest on shareholder's equity	07/27/2012	Preferred	0.1320	180,434
						976,202

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in fiscal year of 2011.

Net income reserve

(d) Statutory Reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which shall not exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(e) Investments reserve

The investment reserve refers to the allocation of profits in order to meet the project business growth, set out in the investment plan of the Company.

(f) Proposed dividends and additional dividends

The reserves for proposed dividends and additional dividends proposed aim to segregate the dividends to be distributed during the following fiscal year.

(g) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19).

(h) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different from the Real.

(i) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations . Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(j) Share-based payment

Different share-based payment programs and stock option plans allow the Company’s senior management and members of the Board of Directors to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$82,134  at June 30, 2013 (R$63,162 at June 30, 2012) (Note 18).

(k)Treasury shares

The treasury shares comprise own issued shares reacquired by the Company. The gains and losses related to share-based payments transactions and resale of treasury shares are recorded in the Result on Treasury Shares reserve.

Change in treasury shares in thousand of Brazilian Reais, for the years ended	06/30/2013	06/30/2012

At the begining of the year	(3,875)	2,750
Shares reacquired in accordance with the stock option plan	(8,920)	(20,230)
Shared-based payments - transfer	8,270	4,318
Shares plans	-	1,061
At the end of the year	(4,525)	(12,101)

(l) Tax incentives

The Company participates in ICMS (VAT) tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote employment, regional decentralization, complementation and diversification of the State’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

Some States and Public Prosecutors have filed Direct Actions of Unconstitutionality (ADIs) in the Supreme Court to challenge the constitutionality of certain State laws imposing tax incentive programs unilaterally, without the prior approval of CONFAZ (the Council formed by all the 27 Treasury Secretaries).

The portion of the expected income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2013, and are therefore not available as a basis for distribution of dividends, is composed of:

(Expressed in thousand of Brazilian Reais)
	06/30/2013	06/30/2012

ICMS (Brazilian State value added)	340,901	195,912
Income tax	21,693	43,316
	362,594	239,228

(m) Other Reserves

	Attributable to equity holders of Ambev
	Capital reserves							Net income reserve					Comprehensive Income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Capital reserves	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Business combination	Put option to acquire interest in a subsidiary	Actuarial gains/ losses	Comprehensive Income
At January 1, 2013	(3,875)	8,335	4,983,374	(609,813)	554,048	(163,144)	4,768,925	9,748,260	208,832	1,427,308	1,870,595	13,254,995	(119,788)	86,936	(5,213)	156,091	-	(1,465,551)	(1,347,525)
Effects of changes in accounting standards	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	253,516	253,516
At January 1, 2013 adjusted	(3,875)	8,335	4,983,374	(609,813)	554,048	(163,144)	4,768,925	9,748,260	208,832	1,427,308	1,870,595	13,254,995	(119,788)	86,936	(5,213)	156,091	-	(1,212,035)	(1,094,009)
							-
Other comprehensive income							-
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	144,283	-	-	-	-	-	144,283
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,855)	-	-	-	-	(10,855)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7,310	7,310
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	144,283	(10,855)	-	-	-	7,310	140,738
Shares issued	-	-	-	(358,235)	(15,169)	-	(373,404)	-	-	-	-	-	-	-	-	-	-	-	-
Put option to acquire interest in a subsidiary	-	-	-	1,980,887	-	-	1,980,887	-	-	-	-	-	-	-	-	-	(2,024,066)	-	(2,024,066)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(311,822)	-	-	-	(311,822)
Dividends	-	-	-	-	-	-	-	-	-	-	(1,854,010)	(1,854,010)	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	74,190	-	74,190	-	-	-	-		-	-	-	-	-	-	-
Treasury shares	(650)	-	-	-	-	(26,813)	(27,463)	-	-	-	-	-	-	-	-	-	-	-	-
At June 30, 2013	(4,525)	8,335	4,983,374	1,012,839	613,069	(189,957)	6,423,135	9,748,260	208,832	1,427,308	16,585	11,400,985	24,495	76,081	(317,035)	156,091	(2,024,066)	(1,204,725)	(3,289,159)

	Attributable to equity holders of Ambev
	Capital reserves							Net income reserve					Comprehensive Income
	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Capital reserves	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Business combination	Put option to acquire interest in a subsidiary	Actuarial gains/ losses	Comprehensive Income
At January 1, 2012	2,750	8,335	4,983,056	1,740,957	435,075	(140,115)	7,030,058	10,643,510	208,832	1,030,977	697,865	12,581,184	(997,025)	46,304	1,473	-	-	(1,354,610)	(2,303,858)

Other comprehensive income
Change in adjustment international standards	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	60,718	60,718
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	371,392	-	-	-	-	-	371,392
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	67,407	-	-	-	-	67,407
Gains/(losses) of non-controlling interest´s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,685)	170,604	-	-	163,919
Put option to acquire interest in a subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,958,262)	-	(1,958,262)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(46,284)	(46,284)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-	371,392	67,407	(6,685)	170,604	(1,958,262)	14,434	(1,341,110)
Share-based payment	-	-	-	(110,964)	(11,527)	-	(122,491)	(3,290,295)	-	-	-	(3,290,295)	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	-	-	-	-	-	(681,355)	(681,355)	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	54,032	-	54,032	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	(14,851)	-	-	-	-	(5,379)	(20,230)	-	-	-	-	-	-	-	-	-	-	-	-
At June 30, 2012	(12,101)	8,335	4,983,056	1,629,993	477,580	(145,494)	6,941,369	7,353,215	208,832	1,427,308	16,510	9,005,865	(625,633)	113,711	(5,212)	170,604	(1,958,262)	(1,340,176)	(3,644,969)

12. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and return rates are affected predominantly by the fact that the Company operates in different regions. The Company's management structure and the information reported to the main decision maker are structured in a similar way. Ambev operates its business through three areas identified as reportable segments (Latin America - North, Latin America - South and Canada). The performance information by business units (Beer and Carbonated soft drinks – “CSD”), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional item adjustments.

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

As from January 1, 2013, the Company transferred management responsibility for Ecuador and Peru to the Latin America South Zone.  These countries were previously reported within the Latin America North Zone. The 2012 Latin America South and Latin America North information have been adjusted for comparative purposes.

(a) Reportable segments - For the six-month periods ended:

	Latin America - north (i)		Latin America - south		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Volume	55,191	56,546	17,373	18,557	4,350	4,507	76,914	79,610

Net sales	10,258,302	9,525,833	3,082,748	2,705,995	1,934,889	1,829,289	15,275,939	14,061,117
Cost of sales	(3,429,931)	(2,990,503)	(1,221,302)	(1,111,061)	(563,860)	(510,796)	(5,215,093)	(4,612,360)
Gross profit	6,828,371	6,535,330	1,861,446	1,594,934	1,371,029	1,318,493	10,060,846	9,448,757
Sales and marketing expenses	(2,779,311)	(2,375,507)	(671,083)	(564,532)	(623,129)	(613,052)	(4,073,523)	(3,553,091)
Administrative expenses	(544,482)	(505,351)	(119,701)	(95,978)	(83,998)	(72,810)	(748,181)	(674,139)
Other operating income/(expenses)	628,477	316,828	(20,065)	(12,913)	(155)	4,562	608,257	308,477
Normalized income from operations (normalized EBIT)	4,133,055	3,971,300	1,050,597	921,511	663,747	637,193	5,847,399	5,530,004
Special items	(2,163)	(26,774)	(4,082)	-	-	-	(6,245)	(26,774)
Income from operations (EBIT)	4,130,892	3,944,526	1,046,515	921,511	663,747	637,193	5,841,154	5,503,230
Net finance cost	(489,359)	(244,154)	(29,084)	5,964	9,597	(30,279)	(508,846)	(268,469)
Share of result of associates	968	(1)	-	-	817	60	1,785	59
Income before income tax	3,642,501	3,700,371	1,017,431	927,475	674,161	606,974	5,334,093	5,234,820
Income tax expense	(517,071)	(499,879)	(330,969)	(257,653)	(186,273)	(213,729)	(1,034,313)	(971,261)
Net income	3,125,430	3,200,492	686,462	669,822	487,888	393,245	4,299,780	4,263,559

Normalized EBITDA	4,841,759	4,545,441	1,241,534	1,093,312	733,583	698,244	6,816,876	6,336,997
Special items	(2,163)	(26,774)	(4,082)	-	-	-	(6,245)	(26,774)
Depreciation, amortization and impairment	(708,704)	(574,141)	(190,937)	(171,801)	(69,836)	(61,051)	(969,477)	(806,993)
Net finance costs	(489,359)	(244,154)	(29,084)	5,964	9,597	(30,279)	(508,846)	(268,469)
Share of results of associates	968	(1)	-	-	817	60	1,785	59
Income tax expense	(517,071)	(499,879)	(330,969)	(257,653)	(186,273)	(213,729)	(1,034,313)	(971,261)
Net income	3,125,430	3,200,492	686,462	669,822	487,888	393,245	4,299,780	4,263,559

Normalized EBITDA margin in %	47.2%	47.7%	40.3%	40.4%	37.9%	38.2%	44.6%	45.1%

Acquisition of property, plant and equipment	1,060,930	816,726	185,846	175,133	84,774	43,241	1,331,550	1,035,100
Additions to / (reversals of) provisions	110,089	114,959	1,508	1,848	-	11,702	111,597	128,509
Full time employee - Average	35,370	36,237	9,881	9,736	4,868	4,797	50,119	50,770

	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012	06/30/2013	12/31/2012

Segment assets	19,680,158	19,159,354	7,746,555	7,609,711	17,638,606	17,301,943	45,065,319	44,071,008
Intersegment elimination							(2,163,778)	(1,884,566)
Non-segmented assets							8,079,169	11,973,327
Total assets							50,982,746	54,159,769

Segment liabilities	9,929,124	14,651,098	3,141,233	3,642,076	2,884,119	2,490,474	15,954,476	20,783,648
Intersegment elimination							(2,163,778)	(1,884,566)
Non-segmented liabilities							37,190,012	35,260,687
Total liabilities							50,982,746	54,159,769

 (i) Latin America – North: includes operations in Brazil and HILA-ex: Guatemala and  Dominican Republic.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Ecuador, Paraguay , Peru and Uruguay.

(b) Additional information – by Business unit - For the six-month periods ended:

	Latin America - north
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Volume	40,729	41,768	14,462	14,778	55,191	56,546

Net sales	8,512,510	7,950,838	1,745,793	1,574,995	10,258,303	9,525,833
Cost of sales	(2,558,575)	(2,281,269)	(871,356)	(709,234)	(3,429,931)	(2,990,503)
Gross profit	5,953,935	5,669,569	874,437	865,761	6,828,372	6,535,330
Sales and marketing expenses	(2,362,599)	(2,037,283)	(416,712)	(338,224)	(2,779,311)	(2,375,507)
Administrative expenses	(492,588)	(454,624)	(51,894)	(50,727)	(544,482)	(505,351)
Other operating income/(expenses)	505,105	242,611	123,372	74,217	628,477	316,828
Normalized income from operations (normalized EBIT)	3,603,853	3,420,273	529,203	551,027	4,133,056	3,971,300
Special items	(1,603)	(26,270)	(560)	(504)	(2,163)	(26,774)
Income from operations (EBIT)	3,602,250	3,394,003	528,643	550,523	4,130,893	3,944,526
Net finance cost	(489,359)	(244,154)	-	-	(489,359)	(244,154)
Share of result of associates	968	(1)	-	-	968	(1)
Income before income tax	3,113,859	3,149,848	528,643	550,523	3,642,502	3,700,371
Income tax expense	(517,071)	(499,879)	-	-	(517,071)	(499,879)
Net income	2,596,788	2,649,969	528,643	550,523	3,125,431	3,200,492

Normalized EBITDA	4,172,311	3,872,442	669,449	673,001	4,841,760	4,545,443
Special items	(1,603)	(26,270)	(560)	(504)	(2,163)	(26,774)
Depreciation, amortization and impairment	(568,458)	(452,169)	(140,246)	(121,974)	(708,704)	(574,143)
Net finance costs	(489,359)	(244,154)	-	-	(489,359)	(244,154)
Share of results of associates	968	(1)	-	-	968	(1)
Income tax expense	(517,071)	(499,879)	-	-	(517,071)	(499,879)
Net income	2,596,788	2,649,969	528,643	550,523	3,125,431	3,200,492

Normalized EBITDA margin in %	49.0%	48.7%	38.3%	42.7%	47.2%	47.7%

	Brazil
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Volume	38,693	40,531	13,882	14,250	52,574	54,781

Net sales	8,063,547	7,728,069	1,606,763	1,519,171	9,670,310	9,247,240
Cost of sales	(2,396,740)	(2,166,605)	(756,869)	(668,510)	(3,153,609)	(2,835,115)
Gross profit	5,666,807	5,561,464	849,894	850,661	6,516,701	6,412,125
Sales and marketing expenses	(2,233,037)	(1,958,057)	(376,735)	(309,397)	(2,609,772)	(2,267,454)
Administrative expenses	(458,838)	(437,816)	(39,989)	(41,203)	(498,827)	(479,019)
Other operating income/(expenses)	513,428	241,318	117,338	74,127	630,766	315,445
Normalized income from operations (normalized EBIT)	3,488,360	3,406,909	550,508	574,188	4,038,868	3,981,097
Special items	-	(19,079)	-	-	-	(19,079)
Income from operations (EBIT)	3,488,360	3,387,830	550,508	574,188	4,038,868	3,962,018
Net finance cost	(478,111)	(226,949)	-	-	(478,111)	(226,949)
Share of result of associates	968	(1)	-	-	968	(1)
Income before income tax	3,011,217	3,160,880	550,508	574,188	3,561,725	3,735,068
Income tax expense	(486,376)	(498,100)	-	-	(486,376)	(498,100)
Net income	2,524,841	2,662,780	550,508	574,188	3,075,349	3,236,968

Normalized EBITDA	4,006,296	3,836,014	673,699	685,972	4,679,995	4,521,986
Special items	-	(19,079)	-	-	-	(19,079)
Depreciation, amortization and impairment	(517,936)	(429,105)	(123,191)	(111,784)	(641,127)	(540,889)
Net finance costs	(478,111)	(226,949)	-	-	(478,111)	(226,949)
Share of results of associates	968	(1)	-	-	968	(1)
Income tax expense	(486,376)	(498,100)	-	-	(486,376)	(498,100)
Net income	2,524,841	2,662,780	550,508	574,188	3,075,349	3,236,968

Normalized EBITDA margin in %	49.7%	49.6%	41.9%	45.2%	48.4%	48.9%

	HILA-ex
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Volume	2,036	1,237	581	528	2,617	1,765

Net sales	448,963	222,769	139,030	55,824	587,992	278,593
Cost of sales	(161,835)	(114,664)	(114,487)	(40,724)	(276,322)	(155,388)
Gross profit	287,128	108,105	24,542	15,100	311,670	123,205
Sales and marketing expenses	(129,562)	(79,226)	(39,977)	(28,827)	(169,539)	(108,053)
Administrative expenses	(33,750)	(16,808)	(11,905)	(9,524)	(45,655)	(26,332)
Other operating income/(expenses)	(8,323)	1,293	6,034	90	(2,289)	1,383
Normalized income from operations (normalized EBIT)	115,493	13,364	(21,306)	(23,161)	94,187	(9,797)
Special items	(1,603)	(7,191)	(560)	(504)	(2,163)	(7,695)
Income from operations (EBIT)	113,890	6,173	(21,866)	(23,665)	92,024	(17,492)
Net finance cost	(11,248)	(17,205)	-	-	(11,248)	(17,205)
Income before income tax	102,642	(11,032)	(21,866)	(23,665)	80,776	(34,697)
Income tax expense	(30,695)	(1,779)	-	-	(30,695)	(1,779)
Net income	71,947	(12,811)	(21,866)	(23,665)	50,081	(36,476)

Normalized EBITDA	166,015	36,428	(4,251)	(12,971)	161,764	23,457
Special items	(1,603)	(7,191)	(560)	(504)	(2,163)	(7,695)
Depreciation, amortization and impairment	(50,522)	(23,064)	(17,055)	(10,190)	(67,577)	(33,254)
Net finance costs	(11,248)	(17,205)	-	-	(11,248)	(17,205)
Income tax expense	(30,695)	(1,779)	-	-	(30,695)	(1,779)
Net income	71,947	(12,811)	(21,866)	(23,665)	50,081	(36,476)

Normalized EBITDA margin in %	37.0%	16.4%	-3.1%	-23.2%	27.5%	8.4%

	Latin America - south
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Volume	10,262	10,842	7,111	7,715	17,373	18,557

Net sales	2,221,311	1,889,923	861,437	816,072	3,082,748	2,705,995
Cost of sales	(698,813)	(599,447)	(522,489)	(511,614)	(1,221,302)	(1,111,061)
Gross profit	1,522,498	1,290,476	338,948	304,458	1,861,446	1,594,934
Sales and marketing expenses	(440,933)	(364,669)	(230,150)	(199,863)	(671,083)	(564,532)
Administrative expenses	(88,943)	(73,411)	(30,758)	(22,567)	(119,701)	(95,978)
Other operating income/(expenses)	(16,902)	(14,564)	(3,163)	1,651	(20,065)	(12,913)
Normalized income from operations (normalized EBIT)	975,720	837,832	74,877	83,679	1,050,597	921,511
Special items	(4,082)	-	-	-	(4,082)	-
Income from operations (EBIT)	971,638	837,832	74,877	83,679	1,046,515	921,511
Net finance cost	(21,232)	5,327	(7,852)	637	(29,084)	5,964
Income before income tax	950,406	843,159	67,025	84,316	1,017,431	927,475
Income tax expense	(329,969)	(256,694)	(1,000)	(959)	(330,969)	(257,653)
Net income	620,437	586,465	66,025	83,357	686,462	669,822

Normalized EBITDA	1,123,139	968,375	118,395	124,937	1,241,534	1,093,312
Special items	(4,082)	-	-	-	(4,082)	-
Depreciation, amortization and impairment	(147,419)	(130,543)	(43,518)	(41,258)	(190,937)	(171,801)
Net finance costs	(21,232)	5,327	(7,852)	637	(29,084)	5,964
Income tax expense	(329,969)	(256,694)	(1,000)	(959)	(330,969)	(257,653)
Net income	620,437	586,465	66,025	83,357	686,462	669,822

Normalized EBITDA margin in %	50.6%	51.2%	13.7%	15.3%	40.3%	40.4%

	Canada
	06/30/2013		06/30/2012
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	4,350	4,350	4,507	4,507

Net sales	1,934,889	1,934,889	1,829,289	1,829,289
Cost of sales	(563,860)	(563,860)	(510,796)	(510,796)
Gross profit	1,371,029	1,371,029	1,318,493	1,318,493
Sales and marketing expenses	(623,129)	(623,129)	(613,052)	(613,052)
Administrative expenses	(83,997)	(83,997)	(72,810)	(72,810)
Other operating income/(expenses)	(155)	(155)	4,562	4,562
Normalized income from operations (normalized EBIT)	663,748	663,748	637,193	637,193
Income from operations (EBIT)	663,748	663,748	637,193	637,193
Net finance cost	9,597	9,597	(30,277)	(30,277)
Share of result of associates	817	817	60	60
Income before income tax	674,162	674,162	606,976	606,976
Income tax expense	(186,273)	(186,273)	(213,729)	(213,729)
Net income	487,889	487,889	393,247	393,247

Normalized EBITDA	733,584	733,584	698,244	698,244
Depreciation, amortization and impairment	(69,836)	(69,836)	(61,051)	(61,051)
Net finance costs	9,597	9,597	(30,277)	(30,277)
Share of results of associates	817	817	60	60
Income tax expense	(186,273)	(186,273)	(213,729)	(213,729)
Net income	487,889	487,889	393,247	393,247

Normalized EBITDA margin in %	37.9%	37.9%	38.2%	38.2%

(c) Reportable segments - Three-month period ended:

	Latin America - north (i)		Latin America - south		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Volume	26,906	27,135	7,547	7,611	2,531	2,632	36,985	37,379

Net sales	5,032,977	4,559,956	1,337,482	1,165,150	1,132,674	1,100,297	7,503,133	6,825,403
Cost of sales	(1,680,680)	(1,475,733)	(585,327)	(520,387)	(326,263)	(303,859)	(2,592,270)	(2,299,979)
Gross profit	3,352,297	3,084,223	752,155	644,763	806,411	796,438	4,910,863	4,525,424
Sales and marketing expenses	(1,453,545)	(1,190,019)	(312,523)	(271,033)	(318,548)	(343,606)	(2,084,616)	(1,804,658)
Administrative expenses	(289,599)	(266,869)	(69,946)	(49,729)	(36,895)	(40,295)	(396,440)	(356,893)
Other operating income/(expenses)	306,724	169,809	(11,463)	(4,909)	(502)	4,392	294,759	169,292
Normalized income from operations (normalized EBIT)	1,915,877	1,797,144	358,223	319,092	450,466	416,929	2,724,566	2,533,165
Special items	(1,187)	(26,774)	(4,082)	-	-	-	(5,269)	(26,774)
Income from operations (EBIT)	1,914,690	1,770,370	354,141	319,092	450,466	416,929	2,719,297	2,506,391
Net finance cost	(301,925)	(186,850)	12,129	8,957	21,637	(7,936)	(268,159)	(185,829)
Share of result of associates	(325)	(1)	-	-	422	(300)	97	(301)
Income before income tax	1,612,440	1,583,519	366,270	328,049	472,525	408,693	2,451,235	2,320,261
Income tax expense	(249,048)	(157,966)	(120,503)	(79,654)	(158,396)	(153,586)	(527,947)	(391,206)
Net income	1,363,392	1,425,553	245,767	248,395	314,129	255,107	1,923,288	1,929,055

Normalized EBITDA	2,274,051	2,101,807	456,606	408,667	487,240	450,563	3,217,897	2,961,037
Special items	(1,187)	(26,774)	(4,082)	-	-	-	(5,269)	(26,774)
Depreciation, amortization and impairment	(358,174)	(304,664)	(98,383)	(89,575)	(36,774)	(33,634)	(493,331)	(427,873)
Net finance costs	(301,925)	(186,850)	12,129	8,957	21,637	(7,936)	(268,159)	(185,829)
Share of results of associates	(325)	(1)	-	-	422	(300)	97	(301)
Income tax expense	(249,048)	(157,966)	(120,503)	(79,654)	(158,396)	(153,586)	(527,947)	(391,206)
Net income	1,363,392	1,425,553	245,767	248,395	314,129	255,107	1,923,288	1,929,054

Normalized EBITDA margin in %	45.2%	46.1%	34.1%	35.1%	43.0%	40.9%	42.9%	43.4%

Acquisition of property, plant and equipment	592,786	518,410	114,029	95,733	62,259	27,041	769,074	641,184
Additions to / (reversals of) provisions	60,451	78,458	1,106	598	-	2,506	61,557	81,562
Full time employee	35,370	36,237	9,881	9,736	4,868	4,797	50,119	50,769

(d) Additional information – by business unit – Three-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	Beer		Soft drink		Total
	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Volume	19,943	19,860	6,963	7,275	26,906	27,135

Net sales	4,178,339	3,780,627	854,638	779,329	5,032,977	4,559,956
Cost of sales	(1,262,130)	(1,136,311)	(418,550)	(339,422)	(1,680,680)	(1,475,733)
Gross profit	2,916,209	2,644,316	436,088	439,907	3,352,297	3,084,223
Sales and marketing expenses	(1,227,822)	(1,025,651)	(225,723)	(164,368)	(1,453,545)	(1,190,019)
Administrative expenses	(263,250)	(238,828)	(26,349)	(28,041)	(289,599)	(266,869)
Other operating income/(expenses)	240,047	126,563	66,677	43,245	306,724	169,809
Normalized income from operations (normalized EBIT)	1,665,184	1,506,400	250,693	290,743	1,915,877	1,797,143
Special items	(876)	(26,270)	(311)	(504)	(1,187)	(26,774)
Income from operations (EBIT)	1,664,308	1,480,130	250,382	290,239	1,914,690	1,770,369
Net finance cost	(301,925)	(186,850)	-	-	(301,925)	(186,850)
Share of result of associates	(325)	(1)	-	-	(325)	(1)
Income before income tax	1,362,058	1,293,279	250,382	290,239	1,612,440	1,583,518
Income tax expense	(249,048)	(157,966)	-	-	(249,048)	(157,966)
Net income	1,113,010	1,135,313	250,382	290,239	1,363,392	1,425,552

Normalized EBITDA	1,953,438	1,748,130	320,613	353,677	2,274,051	2,101,808
Special items	(876)	(26,270)	(311)	(504)	(1,187)	(26,774)
Depreciation, amortization and impairment	(288,254)	(241,730)	(69,920)	(62,934)	(358,174)	(304,664)
Net finance costs	(301,925)	(186,850)	-	-	(301,925)	(186,850)
Share of results of associates	(325)	(1)	-	-	(325)	(1)
Income tax expense	(249,048)	(157,966)	-	-	(249,048)	(157,966)
Net income	1,113,010	1,135,313	250,382	290,239	1,363,392	1,425,552

Normalized EBITDA margin in %	46.8%	46.2%	37.5%	45.4%	45.2%	46.1%

	Brazil
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Volume	18,875	18,946	6,660	6,990	25,535	25,936

Net sales	3,940,412	3,594,429	784,081	746,466	4,724,493	4,340,895
Cost of sales	(1,177,323)	(1,042,659)	(359,226)	(314,845)	(1,536,549)	(1,357,504)
Gross profit	2,763,089	2,551,770	424,855	431,621	3,187,944	2,983,391
Sales and marketing expenses	(1,164,245)	(972,181)	(206,631)	(149,097)	(1,370,876)	(1,121,278)
Administrative expenses	(243,654)	(226,393)	(20,119)	(21,640)	(263,773)	(248,033)
Other operating income/(expenses)	240,967	124,328	62,785	43,164	303,752	167,492
Normalized income from operations (normalized EBIT)	1,596,157	1,477,524	260,890	304,048	1,857,047	1,781,572
Special items	-	(19,079)	-	-	-	(19,079)
Income from operations (EBIT)	1,596,157	1,458,445	260,890	304,048	1,857,047	1,762,493
Net finance cost	(300,997)	(178,537)	-	-	(300,997)	(178,537)
Share of result of associates	(325)	(1)	-	-	(325)	(1)
Income before income tax	1,294,835	1,279,907	260,890	304,048	1,555,725	1,583,955
Income tax expense	(226,282)	(156,606)	-	-	(226,282)	(156,606)
Net income	1,068,553	1,123,301	260,890	304,048	1,329,443	1,427,349

Normalized EBITDA	1,857,761	1,700,426	322,339	361,041	2,180,100	2,061,467
Special items	-	(19,079)	-	-	-	(19,079)
Depreciation, amortization and impairment	(261,604)	(222,902)	(61,449)	(56,993)	(323,053)	(279,895)
Net finance costs	(300,997)	(178,537)	-	-	(300,997)	(178,537)
Share of results of associates	(325)	(1)	-	-	(325)	(1)
Income tax expense	(226,282)	(156,606)	-	-	(226,282)	(156,606)
Net income	1,068,553	1,123,301	260,890	304,048	1,329,443	1,427,349

Normalized EBITDA margin in %	47.1%	47.3%	41.1%	48.4%	46.1%	47.5%

	HILA-ex
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Volume	1,067	914	303	285	1,370	1,199

Net sales	237,927	186,198	70,557	32,863	308,484	219,061
Cost of sales	(84,807)	(93,652)	(59,324)	(24,577)	(144,131)	(118,229)
Gross profit	153,120	92,546	11,233	8,286	164,353	100,832
Sales and marketing expenses	(63,577)	(53,470)	(19,092)	(15,271)	(82,669)	(68,741)
Administrative expenses	(19,596)	(12,435)	(6,230)	(6,401)	(25,826)	(18,836)
Other operating income/(expenses)	(920)	2,236	3,892	82	2,972	2,318
Normalized income from operations (normalized EBIT)	69,027	28,877	(10,197)	(13,304)	58,830	15,573
Special items	(876)	(7,191)	(311)	(504)	(1,187)	(7,695)
Income from operations (EBIT)	68,151	21,686	(10,508)	(13,808)	57,643	7,878
Net finance cost	(928)	(8,313)	-	-	(928)	(8,313)
Income before income tax	67,223	13,373	(10,508)	(13,808)	56,715	(435)
Income tax expense	(22,766)	(1,360)	-	-	(22,766)	(1,360)
Net income	44,457	12,013	(10,508)	(13,808)	33,949	(1,795)

Normalized EBITDA	95,677	47,705	(1,726)	(7,363)	93,951	40,342
Special items	(876)	(7,191)	(311)	(504)	(1,187)	(7,695)
Depreciation, amortization and impairment	(26,650)	(18,828)	(8,471)	(5,941)	(35,121)	(24,769)
Net finance costs	(928)	(8,313)	-	-	(928)	(8,313)
Income tax expense	(22,766)	(1,360)	-	-	(22,766)	(1,360)
Net income	44,457	12,013	(10,508)	(13,808)	33,949	(1,795)

Normalized EBITDA margin in %	40.2%	25.6%	-2.4%	-22.4%	30.5%	18.4%

	Latin America - south
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	06/30/2013	06/30/2012	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Volume	4,371	4,368	3,176	3,243	7,547	7,611

Net sales	958,913	810,630	378,569	354,520	1,337,482	1,165,150
Cost of sales	(346,884)	(287,879)	(238,443)	(232,508)	(585,327)	(520,387)
Gross profit	612,029	522,751	140,126	122,012	752,155	644,763
Sales and marketing expenses	(208,336)	(176,573)	(104,187)	(94,460)	(312,523)	(271,033)
Administrative expenses	(53,694)	(36,518)	(16,252)	(13,211)	(69,946)	(49,729)
Other operating income/(expenses)	(10,130)	(6,910)	(1,333)	2,001	(11,463)	(4,909)
Normalized income from operations (normalized EBIT)	339,869	302,750	18,354	16,342	358,223	319,092
Special items	(4,082)	-	-	-	(4,082)	-
Income from operations (EBIT)	335,787	302,750	18,354	16,342	354,141	319,092
Net finance cost	19,480	9,306	(7,351)	(349)	12,129	8,957
Income before income tax	355,267	312,056	11,003	15,993	366,270	328,049
Income tax expense	(120,017)	(79,165)	(486)	(489)	(120,503)	(79,654)
Net income	235,250	232,891	10,517	15,504	245,767	248,395

Normalized EBITDA	416,490	371,193	40,116	37,474	456,606	408,667
Special items	(4,082)	-	-	-	(4,082)	-
Depreciation, amortization and impairment	(76,621)	(68,443)	(21,762)	(21,132)	(98,383)	(89,575)
Net finance costs	19,480	9,306	(7,351)	(349)	12,129	8,957
Income tax expense	(120,017)	(79,165)	(486)	(489)	(120,503)	(79,654)
Net income	235,250	232,891	10,517	15,504	245,767	248,395

Normalized EBITDA margin in %	43.4%	45.8%	10.6%	10.6%	34.1%	35.1%

	Canada
	06/30/2013		06/30/2012
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	2,531	2,531	2,632	2,632

Net sales	1,132,674	1,132,674	1,100,297	1,100,297
Cost of sales	(326,263)	(326,263)	(303,859)	(303,859)
Gross profit	806,411	806,411	796,438	796,438
Sales and marketing expenses	(318,548)	(318,548)	(343,606)	(343,606)
Administrative expenses	(36,895)	(36,895)	(40,295)	(40,295)
Other operating income/(expenses)	(502)	(502)	4,392	4,392
Normalized income from operations (normalized EBIT)	450,466	450,466	416,929	416,929
Income from operations (EBIT)	450,466	450,466	416,929	416,929
Net finance cost	21,637	21,637	(7,936)	(7,936)
Share of result of associates	422	422	(300)	(300)
Income before income tax	472,525	472,525	408,693	408,693
Income tax expense	(158,396)	(158,396)	(153,586)	(153,586)
Net income	314,129	314,129	255,107	255,107

Normalized EBITDA	487,240	487,240	450,563	450,563
Depreciation, amortization and impairment	(36,774)	(36,774)	(33,634)	(33,634)
Net finance costs	21,637	21,637	(7,936)	(7,936)
Share of results of associates	422	422	(300)	(300)
Income tax expense	(158,396)	(158,396)	(153,586)	(153,586)
Net income	314,129	314,129	255,107	255,107

Normalized EBITDA margin in %	43.0%	43.0%	40.9%	40.9%

13. NET SALES

The reconciliation of gross sales to net sales is as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Gross sales	30,226,531	27,835,286	14,875,468	13,394,070
Deductions from gross revenue	(14,950,592)	(13,774,169)	(7,372,335)	(6,568,667)
	15,275,939	14,061,117	7,503,133	6,825,403

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as reduction in revenue when separately identifiable.

14. OTHER OPERATING INCOME / (EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Government grants/NPV of long term fiscal incentives	553,787	266,675	228,850	138,127
(Additions to )/reversal of provisions	(1,310)	(11,791)	(1,275)	(11,063)
Net gain on disposal of property, plant and equipment and intangible assets	2,569	(4,004)	7,203	(874)
Net rental income	1,801	1,211	694	621
Net other operating income	51,410	56,386	59,287	42,481
	608,257	308,477	294,759	169,292

Government grants are related to ICMS (Brazilian State value added) tax incentives.

During the first six-month period of 2013 the Company reassessed the discount rate used to measure the financial subsidy in government loans in accordance with their cost of external funding.

15. SPECIAL ITEMS

Special items are those that in Management’s judgment need to be disclosed by virtue of their size or nature.  In determining whether an event or transaction classifies as special, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential impact of profit or loss variation.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be significant and accordingly, has excluded them from the measurement of segment performance (Note 12).

Special items disclosed on the face of the consolidated income statement are detailed below:

	Six-month period ended:		Three-month period ended:
	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Restructuring	(6,245)	(7,695)	(5,269)	(7,695)
Acquisition of subsidiaries	-	(15,829)	-	(15,829)
Others	-	(3,250)	-	(3,250)
	(6,245)	(26,774)	(5,269)	(26,774)

The restructuring expenses relate to the realignment of the structure and processes in geographical segment of Latin America - South. In 2012 acquisition of subsidiaries expenses relate to the acquisition of CND.

16. FINANCE COST AND INCOME

	Six-month period ended:		Three-month period ended:
Finance costs	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Interest expense	(280,732)	(198,997)	(143,818)	(116,157)
Capitalized borrowings	31,249	41,348	12,426	13,043
Net Interest on Pension Plans	(42,815)	(40,151)	(21,306)	(17,510)
Losses on derivatives not considered as hedge accounting	(232,592)	(169,510)	(144,304)	(37,167)
Hedge ineffectiveness losses	(9,625)	-	(4,206)	-
Interest on tax contingencies	(56,133)	(45,144)	(38,375)	(38,481)
Interest and foreign exchange rate on loans	-	-	-	(200)
Exchange variation	(57,848)	(58,522)	-	(49,187)
Tax on financial transactions	(42,416)	(75,050)	(15,007)	(35,577)
Bank guarantee expenses	(38,188)	(34,936)	(18,907)	(19,884)
Other financial costs, including bank fees	(66,330)	(19,194)	(24,527)	(8,453)
	(795,430)	(600,156)	(398,024)	(309,573)

Other financial costs increase mainly relates to an impairment recognized by Ambev on its investment in Venezuela followed the devaluation of the country’s currency in the amount of R$ 29,070.

Interest expenses are presented net of the effect of derivative instruments which mitigate Ambev’s interest rate risk (Note 19).  The interest expense recognized on hedged or not financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Six-month period ended:		Three-month period ended:
Interest expense	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Financial liabilities measured at amortized cost	(138,914)	(196,251)	(69,422)	(111,082)
Financial liabilities at fair value through profit or loss	(130,330)	(19,635)	(68,174)	(19,635)
Fair value hedge - hedged items	10,558	(1,390)	7,512	(2,015)
Fair value hedge - hedging instruments	(22,046)	21,140	(13,734)	16,664
Cash flow hedges - hedged items	-	(5,547)	-	(177)
Cash flow hedges - hedging instruments (reclassified from equity)	-	2,686	-	88
	(280,732)	(198,997)	(143,818)	(116,157)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges.

	Six-month period ended:		Three-month period ended:
Finance income	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Interest income	140,324	144,726	61,608	71,093
Net gains on hedging instruments that are not part of a hedge accounting relationship	88,501	135,725	31,583	32,867
Hedge ineffectiveness gains	-	1,771	-	530
Gains on no derivative instrument at fair (value through profit or loss)	44,353	37,424	22,745	10,205
Interest and foreign exchange rate on loans	-	411	-	211
Exchange rate	-	-	3,968	-
Others	13,406	11,632	9,961	8,838
	286,584	331,689	129,865	123,744

Interest income arises from the following financial assets:

	Six-month period ended:		Three-month period ended:
Interest income	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Cash and cash equivalents	105,950	117,113	44,043	46,905
Investment securities held for trading	34,374	27,613	17,565	24,188
	140,324	144,726	61,608	71,093

The net result of the operational hedge, of the net investment hedge and of the fiscal hedge recognized directly in other comprehensive income is presented below:

	Six-month period ended:		Three-month period ended:
Hedging reserve	06/30/2013	06/30/2012	06/30/2013	06/30/2012
Recognized in Equity (cash flow hedge)	65,948	364,087	215,765	348,993
Removed from Equity and included in profit or loss	(72,945)	(211,541)	(20,535)	(121,927)
Deferred income tax variance in Equity and other changes	(2,302)	(85,570)	(60,340)	(122,840)
	(9,299)	66,976	134,890	104,226

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	(187,843)	(225,353)	(242,206)	(274,651)

17. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Income tax expense - current	(1,410,729)	(1,345,479)	(642,361)	(566,839)

Deferred tax (expense)/income on temporary differences	171,318	156,298	30,443	65,215
Deferred tax on taxes losses	205,098	217,920	83,971	110,418
Total deferred tax (expense)/income	376,416	374,218	114,414	175,633

Total income and expenses	(1,034,313)	(971,261)	(527,947)	(391,206)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2013	06/30/2012	06/30/2013	06/30/2012

Profit before tax	5,334,094	5,234,822	2,451,235	2,320,261
Adjustment on taxable basis
Non-taxable income	(185,837)	(233,834)	(85,974)	(139,301)
Government grants related to sales taxes	(340,901)	(195,912)	(184,421)	(106,170)
Share of results of associates	(1,785)	(59)	(97)	301
Expenses not deductible for tax purposes	138,021	48,312	118,057	31,819
	4,943,592	4,853,329	2,298,800	2,106,910
Aggregated weighted nominal tax rate	32.32%	32.32%	31.77%	31.89%
Taxes – nominal rate	(1,597,660)	(1,568,596)	(730,388)	(682,127)
Adjustment on tax expense
Regional incentives - income taxes	21,693	44,891	(10,357)	17,501
Deductible interest attributed to shareholders	124,612	272,945	-	135,604
Tax savings from goodwill amortization on tax books	125,215	60,376	62,608	30,188
Withholding tax and other income	(51,444)	(29,610)	(38,348)	(17,246)
Other tax adjustments	343,271	248,733	188,538	124,874
Income tax and social contribution expense	(1,034,313)	(971,261)	(527,947)	(391,206)
Effective tax rate	19.39%	18.55%	21.54%	16.86%

The main events occurred in the period that impacted the effective tax rate were:

(a) Tax benefit related to the amortization of goodwill arising from the acquisition of CND; (b) higher income from companies with an average tax rate of less than 34%, which were partially offset by the reduction in regional income tax incentives; (c) decrease in interest on shareholder’s equity expense.

The Company has been granted with income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and allocated at year-end on tax incentive reserve account.

18. SHARE-BASED PAYMENTS

Different share-based payment programs and stock option plans allow the company’s senior management and members of the Board of Directors to receive or acquire shares of the Company. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using the Hull binomial pricing model.

This current model of share based payment includes two types of grants: (i) on the first type of grant, the Beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding Preferred shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) on the second type of grant, the Beneficiary may exercise the options after a period of five years (“Grant 2”). In this new model, the exercise of options is not subject to the fulfillment of performance goals of the Company.

The 2010.2 Program included two types of grants described above (Grant 1 and 2), the 2011.1 program included only Grant 1 and 2010.3 and 2011.2 Programs contemplated only Grant 2.

Additionally, to encourage managers to be mobile, some options granted in previous years were modified, where the dividend protection features of such options were canceled in exchange for issuing 26 thousand options in 2013 (69 thousand options in 2012), representing the economic value of the dividend protection feature eliminated. As there was no change in the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2013 and 2012 grants are as follows:

In R$, except when mentioned	06/30/2013 (i)		12/31/2012 (i)

Fair value of options granted	32.36		27.88
Share price	94.43		85.26
Exercise price	94.43		85.26
Expected volatility	35.4%		33.0%
Vesting year	5		4
Expected dividends	de 0% a 5%		de 0% a 5%
Risk-free interest rate	1,9% à 9,8%	(ii)	2.1% à 11.2%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The  percentages  include  the  grants  of  stock options and  ADRs  during the period, for which the risk-free interest rate of ADRs is calculated in U.S. dollar.

The total number of outstanding Ambev options are as follows:

Thousand options	06/30/2013	12/31/2012

Options outstanding at January 1	28,783	29,562
Options issued during the period	26	3,103
Options exercised during the period	(726)	(2,500)
Options forfeited during the period	(367)	(1,382)
Options outstanding at ended year	27,716	28,783

The range of exercise prices of the outstanding options is between R$9.79 (R$11.52 as of December 31, 2012) and R$89.20 ( R$89.20 as of December 31, 2012) and the weighted average remaining contractual life is approximately  7.92 years (8.15 years as of December 31, 2012).

Of the 27,716 thousand outstanding options (28,783 thousand as of December 31, 2012), 7,512 thousand options are vested as of June 30, 2013 (5,042 thousand as of December 31, 2012).

The weighted average exercise price of the Ambev options is as follows:

In R$ per share	06/30/2013	12/31/2012
Options outstanding at January 1	36.16	29.87
Options issued during the period	88.41	85.73
Options forfeited during the period	36.32	13.93
Options exercised during the period	21.67	14.12
Options outstanding at ended period	35.57	36.16
Options exercisable at ended period	17.95	18.96

For the options exercised during 2013, the weighted average share price at the date of exercise was R$85.25.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans, if necessary the issuance of new shares to meet the programs grants.

In 2013, Ambev issued 831 thousand (967 thousand in 2012) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$74,465 (R$47,549 in 2012), and have vesting period of five years.

The total number of shares purchased under the plan of shares by employees, which delivery is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	06/30/2013	12/31/2012

Deferred shares outstanding at January 1	2,306	1,392
New deferred shares during the period	831	967
Deferred shares forfeited during the period	(30)	(53)
Deferred shares outstanding at ended year	3,107	2,306

Additionally, certain employees and directors of Ambev received options to acquire AB InBev shares, the compensation cost of which is recognized in the income statement against equity in the Company’s interim consolidated financial statements as of June 30, 2013.

These share-based payments transactions mentioned above generated an expense of R$82,134  in the period ended June 30, 2013 (R$63,162   for the six-month period ended June 30, 2012), recorded as administrative expenses.

19. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company's performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, whenever possible, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Not all financial statements translations risks are mitigated. Any exception to the policy must be approved by the Board of Directors.

The Company's operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverables forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are reasonably expected to occur. The table below shows the main net foreign currency positions on June 30, 2013, and the exposure may vary from 10 to 14 months, according to the Company’s Financial Risk Management Policy. Positive values ??indicate that the Company is long (net future cash inflows) in the first currency of the currency pairs, while negative values indicate that the Company is short (net future cash outflows) in the first currency of the currency pairs. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	06/30/2013			12/31/2012
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar / Canadian Dollar	(360,261)	360,261	-	(378,573)	378,573	-
Dollar / Paraguayan Guarani	(93,337)	93,337	-	(129,607)	129,607	-
Dollar / Argentinean Peso	(565,047)	565,047	-	(612,969)	612,969	-
Dollar / Bolivian Peso	(150,234)	150,234	-	(142,170)	142,170	-
Dollar / Chilean Peso	(99,718)	99,718	-	(90,948)	90,948	-
Dollar / Dominican Peso	-	-	-	(30,653)	30,653	-
Dollar / Uruguayan Peso	(58,414)	58,414	-	(62,368)	62,368	-
Dollar / Real	(3,355,526)	3,355,526	-	(3,141,779)	3,141,779	-
Dollar / Peruvian Sol	(117,727)	117,727	-	(157,193)	157,193	-
Euro / Canadian Dollars	(74,956)	74,956	-	(62,622)	62,622	-
Euro / Real	(231,338)	231,338	-	(132,317)	132,317	-
Pound Sterling / Canadian Dollars	(12,114)	12,114	-	(22,104)	22,104	-
	(5,118,672)	5,118,672	-	(4,963,303)	4,963,303	-

In conformity with IAS 39, these instruments denominated in foreign currency are designated as cash flow hedges.

Foreign currency on operating activities sensitivity analysis

Net positions in foreign currencies are converted into the functional currency through the use of derivatives. Ambev's strategy is to minimize open positions to the market, thereby reducing operational exposure to foreign currency fluctuations.

Foreign currency risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to part of its investments in foreign operations. These derivatives have been appropriately classified as net investment hedges and recorded on the statements of comprehensive income as gains and (losses) on translation of foreign operations (gains/losses).

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev International Finance Co. issued a Brazilian Real bond (Bond 2017), of R$300,000, which bears interest at 9.5% and is repayable semi-annually with final maturity in July 2017.

Ambev entered into a swap transaction to hedge the interest rate risk on the Bond 2017. These derivative instruments have been designated as fair value hedge.

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

During the period, Ambev invested in government (fixed income) bonds. These instruments are categorized as held for trading. The Company also purchased interest rate futures contracts to compensate the exposure to real interest rate on the government bonds. Although both instruments are measured at fair value, with the changes recorded in the income statement, there is  no hedge accounting structure.

Interest rate sensitivity analysis

The table below shows the debt structure, before and after hedging, segregated by currency in which the debt is designated, as the interest rates of the respective transactions.

	06/30/2013				12/31/2012
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.2%	1,449,301	7.4%	2,258,115	6.8%	1,527,230	6.9%	2,211,292
American Dollar	2.0%	814,601	3.4%	294,021	2.5%	650,056	3.4%	279,989
Dominican Peso	9.7%	80,145	9.7%	80,145	10.6%	189,004	10.6%	189,004
Argentinean Peso	15.0%	2,035	15.0%	2,035	0.0%	-	0.0%	-
Interest rate postfixed		2,346,082		2,634,316		2,366,290		2,680,285

Brazilian Real	6.8%	574,703	4.0%	286,469	6.6%	695,151	5.3%	381,156
Argentinean Peso	17.4%	121	17.4%	121	0.0%	-	0.0%	-
Dominican Peso	12.0%	15,203	12.0%	15,203	17.0%	206	17.0%	206
American Dollar	6.0%	72,586	6.0%	72,586	12.0%	33,110	12.0%	33,110
Guatemala´s Quetzal	0.0%	-	0.0%	-	0.0%	-	0.0%	-
Peruvian Sol	0.0%	-	0.0%	-	5.7%	49,095	5.7%	49,095
Interest rate pre-set		662,613		374,379		777,562		463,567

To perform the sensitivity analysis, the Company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate future contract is when the Referential Rate (“TR”) rises. Ambev estimated the possible loss, considering a scenario of variable interest rates.

Applying the sensitivity analysis where the interest rate rises, and all other variables remain constant, showed a fluctuation of 25% (adverse scenario) in the interest rate up to June 30, 2013 would produce an increase of approximately R$23 million in interest expense and approximately R$46 million in interest income from cash investments, while a fluctuation of 50% (remote scenario) would present an increase of approximately R$70 million in expense and R$140 million in income.

1.3) Commodity Risk

A significant portion of Ambev’s inputs comprises commodities, which historically have experienced substantial price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

	06/30/2013			12/31/2012
	Total Exposure	Total of Derivatives	Open Position	Total Exposure	Total of Derivatives	Open Position
Aluminum	(1,040,840)	1,040,840	-	(667,598)	667,598	-
Sugar	(384,841)	384,841	-	(334,755)	334,755	-
Wheat	(362,096)	362,096	-	(249,943)	249,943	-
Heating oil	(36,300)	36,300	-	(29,682)	29,682	-
Crude oil	(23,937)	23,937	-	(20,377)	20,377	-
Natural Gas	(5,859)	5,859	-	(6,805)	6,805	-
Paraxylene	(80,626)	80,626	-	-	-	-
Corn	(265,092)	265,092	-	(319,901)	319,901	-
Total	(2,199,591)	2,199,591	-	(1,629,061)	1,629,061	-

Commodity sensitivity analysis

Due to the volatility of commodities prices, Ambev uses fixed price future contracts and derivatives instruments to minimize exposure to market movements that could affect income.

The table below shows the estimated impact on Equity from fluctuations in commodities prices. Hedge operations for transactions which may impact Equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	Impact on Equity
	06/30/2013		12/31/2012
	Adverse scenario 25%	Remote scenario 50%	Adverse scenario 25%	Remote scenario 50%

Aluminum	(260,211)	(520,420)	(165,146)	(330,291)
Sugar	(96,210)	(192,420)	(83,689)	(167,378)
Wheat	(90,524)	(181,048)	(62,486)	(124,971)
Heating oil	(9,075)	(18,150)	(7,249)	(14,499)
Crude oil	(5,984)	(11,969)	(5,094)	(10,189)
Natural Gas	(1,465)	(2,930)	(1,584)	(3,167)
Paraxylene	(20,156)	(40,313)	-	-
Corn	(66,273)	(132,546)	(79,975)	(159,951)
Total	(549,898)	(1,099,796)	(405,223)	(810,446)

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our Credit Risk Policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, when the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of June, 2013, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Caixa Econômica Federal, BNP Paribas, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, Toronto Dominion Bank, ING, JP Morgan Chase, Patagonia, Santander, Barclays and HSBC. The Company contracted derivative instruments with the following financial institutions: Barclays, Citibank, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Sociète Generale, Banco Bisa, Banco de Crédito do Peru, BNB, BNP Paribas, Macquarie and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of June 30, 2013. There was no concentration of credit risk with any counterparty as of June 30, 2013.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

2) Financial instruments:

Management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions contracted with hedge objectives are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held to maturity	Avaiable for sale	Total
June 30, 2013
Assets due to Balance sheet
Cash and cash equivalents	4,435,765	-	-	-	-	4,435,765
Investment securities	-	486,133	-	74,658	172,004	732,795
Trade and other receivables excluding prepaid expenses and taxes receivable	3,895,023	-	-	-	-	3,895,023
Financial instruments derivatives	-	189,555	316,653	-	-	506,208
Total	8,330,788	675,688	316,653	74,658	172,004	9,569,791

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held to maturity	Avaiable for sale	Total
December 31, 2012
Assets due to Balance sheet
Cash and cash equivalents	8,926,165	-	-	-	-	8,926,165
Investment securities	-	291,183	-	61,436	373,367	725,986
Trade and other receivables excluding prepaid expenses and taxes receivable	4,037,097	-	-	-	-	4,037,097
Financial instruments derivatives	-	200,106	171,015	-	-	371,121
Total	12,963,262	491,289	171,015	61,436	373,367	14,060,369

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
June 30, 2013
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	6,467,850	2,383,620	-	8,851,470
Financial instruments derivatives	-	616,401	449,549	1,065,950
Interest-bearning loans and borrowings	3,008,695	-	-	3,008,695
Total	9,476,545	3,000,021	449,549	12,926,115

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	11,155,875	2,125,754	-	13,281,629
Financial intruments derivatives	-	686,738	369,093	1,055,831
Interest-bearning loans and borrowings	3,143,729	-	-	3,143,729
Total	14,299,604	2,812,492	369,093	17,481,189

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of financial instruments measured at fair value as of June 30, 2013 is shown below:

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may price the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs).

	06/30/2013				12/31/2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	646,229	29,458	-	675,687	325,108	166,181	-	491,289
Derivatives - cash flow hedge	197,113	54,217	-	251,330	32,815	67,225	-	100,040
Derivatives - fair value hedge	-	-	-	-	-	20,827	-	20,827
Derivatives - investment hedge	29,329	35,994	-	65,323	31,562	18,586	-	50,148
	872,671	119,669	-	992,340	389,485	272,819	-	662,304

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	139,632	476,769	2,383,620	3,000,021	40,006	646,732	2,125,754	2,812,492
Derivatives - cash flow hedge	182,734	177,307	-	360,041	87,746	156,728	-	244,474
Derivatives - fair value hedge	-	4,791	-	4,791	-	-	-	-
Derivatives - investment hedge	84,717	-	-	84,717	23,509	101,110	-	124,619
	407,083	658,867	2,383,620	3,449,570	151,261	904,570	2,125,754	3,181,585

(i) As part of the shareholders agreement between the Ambev and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev of the remaining shares of CND, for a value based  on EBITDA multiples and exercisable annually until 2019. On June 30, 2013 the put option held by ELJ is valued at approximately R$2.4 billion and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by Ambev. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in Level 3 are presented as follows:

Reconciliation of changes in the categorization of Level 3

Balance of financial liabilities at December 31, 2012	2,125,754
Total gains and losses in the period	257,866
Expense recognized in the income	214,687
Expense recognized in equity	43,179
Balance of financial liabilities at June 30, 2013	2,383,620

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and options. At June 30, 2013, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the contracts. The derivative operations are classified by strategy according to their purpose, as follows:

i) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices, commitments for investments, equipment and services to be acquired. All such derivatives are classified as Cash Flow Hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

ii) Financial hedge - operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures. Derivative used to protect the risks related to Bond 2017 was designated as Fair Value Hedge instrument. Thus, their results, measured according to their fair value, are recognized in each year in financial results.

iii) Fiscal hedge - operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the foreign exchange gains/losses on transactions in U.S. dollars, between the Company and its subsidiaries abroad. Such contracts are represented by long-term borrowings, duly recorded at Brazilian Central Bank, adjusted for foreign exchange variation plus market interest rate.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments, the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. All derivatives allocated to this type of transaction are classified as Net Investment Hedge instruments.

The effective part of the hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

As of June 30, 2013 and December 31, 2012, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional (i)		Fair value
		06/30/2013	12/31/2012	06/30/2013		12/31/2012
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (ii)	2,667,390	3,274,096	78,611	(27,519)	4,363	(16,440)
Foreign currency	Option to acquire	919,474	-	99,767	-	-	-
Foreign currency	Non Deliverable Forwards	1,084,476	1,225,907	16,541	(25,982)	10,547	(51,434)
Foreign currency	Deliverable Forwards	447,331	463,299	17,182	(55)	-	(4,105)
Commodity	Future contracts (ii)	1,122,451	933,770	27,152	(166,034)	76,928	(107,886)
Commodity	Swaps	1,077,139	695,291	27,267	(152,771)	41,049	(92,211)
Operational hedge		7,318,261	6,592,363	266,520	(372,361)	132,887	(272,076)
Foreign currency	Future contracts (ii)	1,857,448	(664,240)	112,776	(76,886)	13,989	(14,670)
Foreign currency	Swaps	255,860	239,101	1,062	(220,628)	21,699	(180,696)
Foreign currency	Non Deliverable Forwards	-	1,351,282	-	-	19,803	(10,533)
Interest rates	Future contracts (ii)	(250,000)	(400,000)	2,926	(2,428)	219	(356)
Interest rates	Swaps	300,000	300,000	-	(4,791)	20,827	-
Financial hedge		2,163,308	826,143	116,764	(304,733)	76,537	(206,255)
Foreign currency	Future contracts (ii)	(925,869)	(3,985)	36,427	(54,253)	6,037	(6,003)
Foreign currency	Swaps / Non Deliverable Forwards	(1,823,439)	(2,182,458)	21,173	(249,886)	105,512	(446,878)
Fiscal hedge		(2,749,308)	(2,186,443)	57,600	(304,139)	111,549	(452,881)
Foreign currency	Future contracts (ii)	(2,866,543)	(2,462,826)	29,329	(84,717)	31,562	(23,509)
Foreign currency	Non Deliverable Forwards	886,240	-	35,994	-	18,586	(101,110)
Investment hedge		(1,980,303)	(2,462,826)	65,323	(84,717)	50,148	(124,619)
Total Derivatives		4,751,958	2,769,237	506,207	(1,065,950)	371,121	(1,055,831)

(i) The negative positions refer to long positions and the positive positions refer to short positions.

(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

The Company recorded gains and losses on derivative financial instruments in the period ended June 30, 2013 and 2012 as below:

			Result (iii)
			Six-month period ended:		Three-month period ended:
Purpose / Risk / Instruments			06/30/2013	06/30/2012	06/30/2013	06/30/2012

	Foreign currency	Future contracts	120,715	352,436	170,471	333,107
	Foreign currency	Option to acquire	42,842	-	42,842	-
	Foreign currency	Non Deliverable Forwards	148,203	25,957	112,442	79,512
	Foreign currency	Deliverable Forwards	7,744	11,726	8,062	2,127
	Commodity	Future contracts	(140,628)	11,435	(61,995)	6,496
	Commodity	Swaps	(112,928)	(37,467)	(56,057)	(72,249)
Operational hedge			65,948	364,087	215,765	348,993
	Foreign currency	Future contracts	90,799	111,275	106,874	95,547
	Foreign currency	Option to acquire	(7,601)	(937)	(7,601)	(937)
	Foreign currency	Swaps	(6,385)	(9,861)	(2,706)	(4,505)
	Foreign currency	Non Deliverable Forwards	(37,326)	(8,869)	(27,522)	10,291
	Foreign currency	Deliverable Forwards	(10,703)	-	(10,703)	-
	Interest rates	Future contracts	(5,761)	10,998	8,328	4,914
	Interest rates	Swaps	(22,046)	21,599	(13,734)	17,012
Financial hedge			977	124,205	52,936	122,322
	Foreign currency	Future contracts	(41,582)	(3,899)	(73,766)	(40,063)
	Foreign currency	Swaps / Non Deliverable Forwards	(103,260)	(103,270)	(40,474)	(112,859)
Fiscal hedge			(144,842)	(107,169)	(114,240)	(152,922)
	Foreign currency	Future contracts	(154,899)	(127,292)	(209,262)	(172,339)
	Foreign currency	Non Deliverable Forwards	(32,944)	(98,061)	(32,944)	(102,312)
Investment hedge			(187,843)	(225,353)	(242,206)	(274,651)
Total Derivatives			(265,760)	155,770	(87,745)	43,742

(iii) The result of R$65,948 related to hedge operations was recognized in equity (Hedge reserves) as well as the result of net investment hedge in an amount of R$(187,843) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The result of the financial hedging of R$977 was fully recorded in the financial results.

The effect of R$(144,842) related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

As of June 30, 2013, the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2013	2014	2015	2016	>2016	Total

Foreign currency	Future contracts (i)	2,667,390	-	-	-	-	2,667,390
Foreign currency	Option to acquire	-	919,474	-	-	-	919,474
Foreign currency	Non Deliverable Forwards	826,693	257,783	-	-	-	1,084,476
Foreign currency	Deliverable Forwards	261,656	185,675	-	-	-	447,331
Commodity	Future contracts (i)	555,386	567,065	-	-	-	1,122,451
Commodity	Swaps	379,832	692,113	5,194	-	-	1,077,139
Operational hedge		4,690,957	2,622,110	5,194	-	-	7,318,261
Foreign currency	Future contracts (i)	1,857,448	-	-	-	-	1,857,448
Foreign currency	Swaps	3,874	-	251,986	-	-	255,860
Interest rates	Future contracts (i)	-	-	(220,000)	(30,000)	-	(250,000)
Interest rates	Swaps	-	-	-	-	300,000	300,000
Financial hedge		1,861,322	-	31,986	(30,000)	300,000	2,163,308
Foreign currency	Future contracts (i)	(925,869)	-	-	-	-	(925,869)
Foreign currency	Swaps / Non Deliverable Forwards	(1,823,439)	-	-	-	-	(1,823,439)
Fiscal hedge		(2,749,308)	-	-	-	-	(2,749,308)
Foreign currency	Future contracts (i)	(2,866,543)	-	-	-	-	(2,866,543)
Foreign currency	Non Deliverable Forwards	886,240	-	-	-	-	886,240
Investment hedge		(1,980,303)	-	-	-	-	(1,980,303)
Total Derivatives		1,822,668	2,622,110	37,180	(30,000)	300,000	4,751,958

Purpose / Risk / Instruments		Fair Value
		2013	2014	2015	2016	>2016	Total

Foreign currency	Future contracts (i)	51,092	-	-	-	-	51,092
Foreign currency	Option to acquire	-	99,767	-	-	-	99,767
Foreign currency	Non Deliverable Forwards	(15,133)	5,692	-	-	-	(9,441)
Foreign currency	Deliverable Forwards	10,998	6,129	-	-	-	17,127
Commodity	Future contracts (i)	(93,142)	(45,740)	-	-	-	(138,882)
Commodity	Swaps	(84,739)	(40,683)	(82)	-	-	(125,504)
Operational hedge		(130,924)	25,165	(82)	-	-	(105,841)
Foreign currency	Future contracts (i)	35,890	-	-	-	-	35,890
Foreign currency	Swaps	(205,871)	-	(13,695)	-	-	(219,566)
Interest rates	Future contracts (i)	-	-	384	114	-	498
Interest rates	Swaps	-	-	-	-	(4,791)	(4,791)
Financial hedge		(169,981)	-	(13,311)	114	(4,791)	(187,969)
Foreign currency	Future contracts (i)	(17,826)	-	-	-	-	(17,826)
Foreign currency	Swaps / Non Deliverable Forwards	(228,713)	-	-	-	-	(228,713)
Fiscal hedge		(246,539)	-	-	-	-	(246,539)
Foreign currency	Future contracts (i)	(55,388)	-	-	-	-	(55,388)
Foreign currency	Non Deliverable Forwards	35,994	-	-	-	-	35,994
Investment hedge		(19,394)	-	-	-	-	(19,394)
Total Derivatives		(566,838)	25,165	(13,393)	114	(4,791)	(559,743)

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. The Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on June 30, 2013.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2013.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2013.

In addition to the scenarios described above, the Company uses Value at Risk – VaR to measure the possible effects on the results of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in module, as the following tables on June 30, 2013:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	51,092	(615,755)	(1,282,603)	138,249
Foreign currency	Option to acquire	Dollar decrease	99,767	-	-	99,767
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	(9,441)	(280,560)	(551,679)	24,320
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	17,127	(94,706)	(206,539)	15,293
Commodity	Future contracts	Commodity decrease	(138,882)	(419,495)	(700,108)	139,206
Commodity	Swaps	Commodity decrease	(125,504)	(394,789)	(664,074)	123,120
Operational hedge
Foreign currency	Future contracts	Dollar decrease	35,890	(428,472)	(892,834)	96,270
Foreign currency	Swaps	Increase in tax interest	(230,294)	(294,259)	(358,224)	190
Foreign currency	Swaps	Dollar decrease	10,728	10,728	10,728	12,547
Interest rates	Future contracts	Increase in tax interest	498	416	341	-
Interest rates	Swaps	Increase in tax interest	(4,791)	(184,726)	(168,305)	14,711
Financial hedge
Foreign currency	Future contracts	Dollar incrase	(17,826)	(213,641)	(480,761)	47,987
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(228,713)	(456,212)	(1,183,483)	98,338
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	(55,388)	(661,248)	(1,488,659)	148,571
Foreign currency	Non Deliverable Forwards	Dollar incrase	35,994	(185,566)	(407,126)	28,895

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	32,342	(1,292,904)	(2,518,383)
Input purchase		(32,342)	1,292,904	2,518,383
Commodities hedge	Decrease on commodities price	(138,882)	(419,495)	(700,108)
Input purchase		138,882	419,495	700,108
Foreign exchange hedge	Dollar and Euro decrease	699	(92,907)	(186,512)
Capex purchase		(699)	92,907	186,512
Operational hedge		(105,841)	(1,805,306)	(3,405,003)
Operational purchase		105,841	1,805,306	3,405,003
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	46,618	(428,056)	(892,493)
Net debt		(46,618)	(11,856)	12,670
Interest rate hedge	Increase in tax interest	(234,587)	(478,985)	(526,529)
Interest expense		234,587	478,985	526,529
Financial hedge		(187,969)	(907,041)	(1,419,022)
Net debt and interest		187,969	467,129	539,199
Net effect		-	(439,912)	(879,823)

Foreign exchange hedge	Dollar increase	(246,539)	(669,853)	(1,664,244)
Fiscal expense		246,539	669,853	1,664,244
Fiscal hedge		(246,539)	(669,853)	(1,664,244)
Fiscal expense		246,539	669,853	1,664,244
Net effect		-	-	-

Investment hedge	Dollar increase	(19,394)	(846,815)	(1,895,786)
Fiscal expense		19,394	846,815	1,895,786
Investment hedge (i)		(19,394)	(846,815)	(1,895,786)
Fiscal expense		19,394	846,815	1,895,786
Net effect		-	-	-

(i) It refers to operations of hedge of cash in functional currency different from Real in subsidiaries in which the Company applies Net Investment Hedge.

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swaps market value. For the exchange-traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of June 30, 2013 the Company held R$672,403 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$626,428 on December 31, 2012).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. The Bond 2017 is designated as a fair value hedge item, with changes in fair value of the hedged risk factors recognized in the income statement against the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(13,998) on June 30, 2013 (R$28,622 on December, 31 2012), as presented below:

	06/30/2013			12/31/2012
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	596,469	596,469	-	531,143	531,143	-
BNDES - National Currency	1,579,693	1,579,693	-	1,730,837	1,730,837	-
BNDES - International Currency	367,409	367,409	-	378,925	378,925	-
Bond 2017	288,234	302,232	(13,998)	313,993	342,615	(28,622)
Fiscal incentives	156,077	156,077	-	168,693	168,693	-
Finance leasing - International Currency	20,813	20,813	-	20,138	20,138	-
	3,008,695	3,022,693	(13,998)	3,143,729	3,172,351	(28,622)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of June 30, 2013, being approximately 100.74% for Bond 2017 (114.21% as of December 31, 2012).

Capital management

Ambev is constantly optimizing its capital structure to maximize the value of shareholders' investments, while retaining the desired financial flexibility to execute strategic projects. In addition to the minimum legal requirements for equity financing that apply to subsidiaries in various countries, Ambev is not subject to any external capital requirements. When analyzing the capital structure of the Company, Ambev uses the same ratio of debt and equity ratings applied to the Company’s financial statements.

20. COLLATERAL AND CONTRACTUAL COMMITMENTS, ADVANCES FROM CUSTOMERS AND OTHER

	06/30/2013	12/31/2012
Collateral given for own liabilities	1,238,919	1,178,904
Other commitments	304,910	282,049
	1,543,829	1,460,953

Commitments with suppliers	15,010,795	14,968,554
Commitments - Bond 17	300,000	300,000
	15,310,795	15,268,554

Collateral given for own liabilities and other commitments totaled approximately R$1.5 billion as of June 30, 2013 including R$566,515  of cash guarantees. Cash deposits for guarantees are presented as trade receivables. Additionally, to meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained as of June 30, 2013, R$672,403 in highly liquid financial investments or in cash (Note 19 ).

Most of  the balance amounts relates  to  commitments  with  suppliers of packaging.

The Company is guarantor of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300 million to 9.5% per year, maturing in 2017.

Future contractual commitments as of June 30, 2013 and December 31, 2012 are as follows:

	06/30/2013	12/31/2012
Less than 1 year	3,712,746	2,893,104
Between 1 and 2 years	2,398,987	2,304,955
More than 2 years	9,199,062	10,070,495
	15,310,795	15,268,554

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 10).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimates of amounts of possible loss are as follows:

	06/30/2013	12/31/2012

PIS and COFINS	333,685	306,817
ICMS and IPI	3,242,987	2,927,650
IRPJ and CSLL	7,698,302	7,583,005
Labor	140,714	146,730
Civil	170,595	174,206
Others	1,268,681	774,330
	12,854,964	11,912,738

Lawsuits with possible likelihood of loss:

There were no changes in the other main processes with possible likelihood of loss classification as of June 30, 2013, compared to those presented in the financial statements as of December 31, 2012.

Contingent assets

As of June 30, 2013, the Company had no contingent assets, for which the probability of success is probable.

22. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including direct or indirect partners of the Company’s shareholders). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company´s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company's guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits, Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to participate in Stock Option Plan (Note 18).

Total expenses related to Management members in key functions are as follows:

	Six-month period ended:
	06/30/2013	06/30/2012

Short-term benefits (i)	9,546	5,778
Share-based payments (ii)	19,615	8,983
Total key management remuneration	29,161	14,761

 (i) These correspond substantially to salaries and profit sharing (including performance bonuses).
(ii) These correspond to the compensation cost of stock options granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned remuneration and the stock options plans (Note 18), Ambev no longer has any type of transaction with the management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of the Company’s shareholders, and at June 30, 2013 held 17.08% of the voting rights and 9.59% of total share capital. Fundação Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On June 30, 2013 and 2012, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at that date. The Company recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner, in Brazil, in providing the benefits mentioned above totaled R$ 83,189 in the six-month period ended June 30, 2013 (R$73,500 in the six-month period ended June 30, 2012), of which R$73,900 (R$ 65,360  - June 30, 2012) related to active employees and R$ 9,399 (R$ 8,140 - June 30, 2012) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits, each year, from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve as of June 30, 2013 was R$313,872  (R$672,107 as of December 31, 2012) which may be used for future capital increases.

c) Leasing

The Company, through its subsidiary BSA Bebidas Ltda. (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328, for ten years, maturing on March 31, 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a leasing agreement of two commercial sets maturing on January 31, 2018 which the amount to pay of R$ 2,080 until January 2014, when the new amount will be renegotiated by the end the contract.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to AB InBev in Brazil, Canada, Argentina, and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa.. The amount recorded was R$7,304 (R$1,793 as of June 30, 2012) and R$112,104 (R$102,195 as of June 30, 2012) as licensing income and expense, respectively.

23. EVENTS AFTER THE BALANCE SHEET DATE

The Extraordinary General Meeting held on July 30, 2013, approved the following items with regards to the Stock Swap Merger:

(i) the Protocol and Justification, dated May 10, 2013, in connection with the Stock Swap Merger;

(ii) the Stock Swap Merger, in accordance with the Protocol and Justification, based on the economic value of the Company’s shares, calculated pursuant to their stock exchange trading price on April 26, 2013, it being noted that, as a result of the Stock Swap Merger, the Company’s shareholders will receive five Ambev S.A. Common shares for each Company Common or Preferred share exchanged, and holders of ADRs representing Common or Preferred shares of the Company, will receive five Ambev S.A. ADRs for each Company ADR exchanged; and

(iii) the authorization for the subscription, by Management, of the shares to be issued by Ambev S.A. as a result of the Stock Swap Merger, as well as the execution of all other requirements necessary to implement the Stock Swap Merger.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer